International Bank for Reconstruction and
Development
Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
September 30, 2026
(Unaudited)
IBRD Management's Discussion and Analysis: September 30, 2026    1

Management’s Discussion and Analysis
Tables
Figures
1 The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the
Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The
World Bank consists of IBRD and IDA.
2    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section I: Overview

Section I: Overview
Introduction
International Bank for Reconstruction and Development (IBRD), an international organization owned by its 189 member countries, is one of the five institutions of the World Bank Group (WBG1). Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.
IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs primarily to middle-income and creditworthy lower-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development, and coordinates responses to regional and global challenges.
Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports on key economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.
As one of the WBG entities, IBRD's mission is to end extreme poverty and boost shared prosperity on a livable planet. Central to this mission is job creation, recognized as a key driver of sustainable development. The WBG's approach to job creation is anchored in three pillars in five high-impact sectors.
The three pillars are: establishing critical infrastructure as a foundation for employment, fostering a business-enabling regulatory environment that sets clear, predictable and consistent policies and regulations, and mobilizing private capital to supplement public finance and enable investment at scale.
The five sectors are: infrastructure and energy, smallholder agriculture and agribusiness, health, tourism, and value-added manufacturing. To achieve these ambitions, IBRD is tailoring approaches to country-
specific contexts, strengthening investor engagement, upskilling in key areas, and enhancing its capacity to manage both financial and non-financial risks. IBRD is also deepening collaboration across the WBG through the Knowledge Bank, which unifies the expertise of the WBG across five verticals (People,
Prosperity, Planet, Infrastructure, and Digital) to empower clients with integrated public and private sector solutions, accelerate thought leadership and innovation, and equip frontline staff with timely and actionable knowledge.
IBRD remains committed to delivering impact at scale by proactively adapting to the evolving global landscape while leveraging its unique strengths within the WBG to create opportunities and improve living standards for millions worldwide. Ongoing geopolitical conflicts, including those in the Middle East, continue to create a challenging environment for growth and development across emerging markets and developing economies. In response, the WBG is actively engaging with governments, the private sector, development partners, and other stakeholders to address these challenges, including through targeted crisis response and emergency financing instruments where warranted.
2 Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.
IBRD Management's Discussion and Analysis: September 30, 2026    3

Management’s Discussion and Analysis	Section I: Overview
Financial Business Model
IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-
term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to grow reserves to strengthen its financial position.
It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.
IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.
IBRD offers its borrowers, in middle income and creditworthy low-income countries, loans with maturities up to 35 years. For some projects, the maximum loan maturity can be extended to up to 50 years.
Borrowers may customize their repayment terms to meet their debt management or project needs in multiple currencies. Borrowers have generally preferred loans denominated in U.S. dollars and euros.
IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps, catastrophe derivatives and interest rate caps and collars.
To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are largely financed through its equity and from borrowings raised in the capital markets and from shareholders. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.
IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.
Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility in net income through unrealized mark-to-market gains and losses
(particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly,
Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios. See Basis of Reporting -
Allocable Income for additional details.
Sources and Uses of Revenue
IBRD’s primary sources of revenue are from loans and investments, both net of borrowing expenses
(Figure 1). This revenue covers administrative expenses, provisions for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.
In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.
4    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section I: Overview
Figure 1: Sources and Uses of Revenue

Sources
Uses
Simplified Balance Sheet
Liquid Investments
Loans
Debt
Equity
Revenue
Funding
Net Interest Revenue
Return on Investments
-
Cost of borrowings
=
Investment Revenue, net
Loan Revenue
-
Cost of borrowings
=
Loan Interest Revenue, net
Admin Expenses
LLP
Reserves
IDA, Other transfers & Surplus

Basis of Reporting
Reported Basis
IBRD’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and are independently audited on an annual basis. Generally,
Investments - Trading, Borrowings, and Derivatives are reported at fair value in the Condensed Balance
Sheets, with changes in fair value reported in the Statements of Income. Changes in IBRD’s own credit are reflected in Other Comprehensive Income. IBRD’s hybrid capital and loans are reported at amortized cost in the Condensed Balance Sheets.
The variability in IBRD’s reported net income is inherently driven by the unrealized mark-to-market gains and losses on the financial instruments in IBRD’s non-trading portfolios as not all financial instruments are reported on the same measurement basis. IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes.
Non-GAAP Measures
Management uses certain non-GAAP financial measures to evaluate the underlying operations and financial performance of IBRD. A non-GAAP financial measure is a measure that is adjusted to exclude, include, or reclassify certain items or components from the most directly comparable measure calculated in accordance with U.S. GAAP that is reported in the audited financial statements.
Allocable Income
IBRD’s Articles of Agreement (the Articles) require that the Board of Governors determine the allocation of income at the end of every fiscal year. Allocable income is a non-GAAP measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-
trading portfolios, as well as Board of Governors-approved transfers, which primarily relate to the allocation of the prior year’s net income.
IBRD Management's Discussion and Analysis: September 30, 2026    5

Management’s Discussion and Analysis	Section I: Overview
In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments reported at fair value (borrowing portfolio, and derivatives in the loans and other Asset/Liability Management (ALM) portfolios) are excluded from allocable income.
For trading securities, allocable income generally includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is an asset held at amortized cost.
See Section III: Financial Results and Table 6, for details of the adjustments to reported net income to calculate allocable income.
Usable Equity
IBRD's Usable Equity represents the amount of equity that is available to support IBRD's lending operations.
See Section IV: Risk Management and Table 12 for the components of Usable Equity.
Equity-to-Loans Ratio
IBRD's capital adequacy model mandates that IBRD hold capital for credit risk, market risk, and operational risk covering all activities and assets on its books. The Equity-to-Loans ratio is a key indicator of IBRD's capital adequacy, representing IBRD's Usable Equity as a percentage of its total loans, guarantees and other exposures.
See Section IV: Risk Management and Table 12 for more details on the Equity-to-Loans ratio.
6    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section II: Executive Summary

Section II: Executive Summary
This Management’s Discussion and Analysis (MD&A) reflects the results of IBRD’s financial performance for the three months ended September 30, 2026 (FY27 YTD). This document should be read in conjunction with IBRD’s Management's Discussion and Analysis and Financial Statements for the fiscal year ended June 30, 2026 (FY26). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
Table 1: Selected Financial Data
In millions of U.S. dollars, except ratios which are in percentages

	As of and for the three months ended September 30,		As of and for the fiscal year ended June 30,
	2026	2025	2026
Lending Highlights (Section III)
Loans and Guarantees
Net commitments [a]	$13,747	$6,497	$50,177
Gross disbursements	10,387	7,193	26,955
Net disbursements	6,279	3,775	9,487

Income Statement (Section III)
Board of Governors-approved transfers	$(1,056)	$(1,082)	$(1,101)
Net income (loss)	270	(474)	2,060

Balance Sheet (Section III)
Total assets	$409,399	$411,312	$403,512
Investments-Trading [b]	89,755	107,294	96,951
Net loans outstanding	293,274	283,928	287,659
Borrowings [b]	306,086	318,563	309,245
Total equity	74,659	71,199	74,353

Non-GAAP Measures:
Allocable Income (Section III) [c]	$196	$570	$2,314
Usable Equity (Section IV)	59,719	58,199	59,733
Equity-to-Loans Ratio (Section IV)	21.2%	21.3%	21.6%

a. Commitments that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b. See Notes to the Condensed Quarterly Financial Statements: Note C - Investments, Note E - Borrowings.
c. Refer to Table 6 for a reconciliation of net income to allocable income.

IBRD Management's Discussion and Analysis: September 30, 2026    7

Management’s Discussion and Analysis	Section II: Executive Summary
Summary of Financial Results
Net Income
IBRD's net income was $270 million for the first three months of FY27, compared with a net loss of $474 million for the three months ended September 30, 2025 (FY26 YTD). The $744 million increase was primarily due to the increase in unrealized mark-to-market gains on non-trading portfolios of $767 million and the increase in mark-to-market gains on trading securities of $200 million. These were partially offset by the increase in the provision for losses on loans and other exposures by $379 million.
Allocable Income
Allocable income is a non-GAAP measure that IBRD uses for making net income allocation decisions.
Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-
market gains and losses for these portfolios are not included in IBRD’s allocable income. In addition,
Board of Governors-approved transfers are also excluded from IBRD's allocable income since these amounts relate to allocations out of prior year allocable income, surplus, or restricted retained earnings.
During FY27 YTD, allocable income was $196 million, a decrease of $374 million from the same period in
FY26. The decrease was primarily due to the higher provision for losses on loans and other exposures in
FY27 YTD compared to FY26 YTD (Section III).
Lending Operations
IBRD’s lending operations during the first three months of FY27 provided $13.7 billion of net commitments, $10.4 billion of gross loan disbursements (Table 7), and $6.3 billion of net loan disbursements. Net loans outstanding were $293.3 billion as of September 30, 2026.
In billions of U.S. dollars
Disbursements YTD

Net commitments were higher by $7.2 billion compared with the same period in FY26, primarily due to the higher commitments in the Latin America and the Caribbean region (Table 8). The regions with the largest share of commitments in the first three months of FY27 were Latin America and the Caribbean with 38%
and East Asia and Pacific with 22%.
Private Capital Mobilization (PCM)
PCM commitments reflect the assessed amount of private financial resources committed alongside
IBRD’s commitments, whether through financing, guarantees or technical assistance. PCM is measured in accordance with the methodology harmonized across Multilateral Development Banks and European
Development Financial Institutions as applicable during the current reporting period. Amounts mobilized are generally not recorded as IBRD’s financial transactions. PCM was $9,183 million in FY27 YTD compared to $714 million in FY26 YTD.
8    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section II: Executive Summary
Investments - Trading
IBRD’s Investments - Trading decreased by $7.2
billion, from $97.0 billion as of June 30, 2026 to
$89.8 billion as of September 30, 2026. The
decrease was consistent with net loan
disbursements and liquidity needs (Section III).
In billions of U.S. dollars
Investments - Trading
Borrowings
Borrowings reported at fair value: As of
September 30, 2026, the borrowings reported at
fair value were $305.4 billion, $3.2 billion lower
than June 30, 2026. The decrease is primarily
due to mark-to-market gains resulting from the
increase in relevant interest rates, partially offset
by the net debt issuances during the period that
financed the growing development and lending
operations, and satisfied liquidity requirements.
Borrowings reported at amortized cost: As of
September 30, 2026 and June 30, 2026, the
borrowings reported at amortized cost were
$683 million, all related to IBRD's issuances of
hybrid capital (Section III and Section IV).
In billions of U.S. dollars
Borrowings
Equity-to-Loans Ratio
The Equity-to-Loans ratio decreased from 21.6%
as of June 30, 2026 to 21.2% as of
September 30, 2026, primarily due to the
increase in total loan exposure (Section IV) and
remained above the policy minimum of 18%. In
line with IBRD's currency management
approach, exchange rate movements during the
period did not have an impact on IBRD's Equity-
to-Loans ratio.
Ratio in percentages
Equity-to-Loans Ratio

30%
20%
10%
0%
Jun 23
Jun 24
Jun 25
Jun 26
Sep 26
Equity-to-Loans Ratio
Policy Minimum

IBRD Management's Discussion and Analysis: September 30, 2026    9

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results
Portfolio Performance and Financial Results
The following table shows IBRD’s Condensed Balance Sheets as of September 30, 2026 and June 30,
2026 and the key factors driving these financial results.
Table 2: Condensed Balance Sheets

In millions of U.S. dollars
As of	September 30, 2026	June 30, 2026	Decrease	Increase
Investments and due from banks	$91,232	$97,300
Net loans outstanding [a]	293,274	287,659
Derivative assets, net	391	464
Other assets	24,502	18,089
Total Assets	$409,399	$403,512
Borrowings	306,086	309,245
Derivative liabilities, net	17,888	10,424
Other liabilities	10,766	9,490
Total equity	74,659	74,353
Total Liabilities and Equity	$409,399	$403,512

a. The fair value of IBRD’s loans was $289,799 million as of September 30, 2026 ($286,527 million – June 30, 2026).
The main drivers of the changes in the Condensed Balance Sheets are below:
•Decrease in investments and due from banks was consistent with net loan disbursements and liquidity needs;
•Increase in net loans outstanding was primarily from net loan disbursements of $6.3 billion during
FY27 YTD;
•Increase in other assets was primarily due to the purchase of assets at amortized cost associated with forward contracts;
•Decrease in borrowings was primarily due to mark-to-market gains resulting from the increase in relevant interest rates, partially offset by net issuances;
•Increase in derivative liabilities, net was primarily due to mark-to-market losses resulting from the increase in relevant interest rates for borrowings related derivatives;
•Increase in other liabilities was mainly due to investment securities purchased that have not settled as of September 30, 2026; and
•Increase in total equity was primarily due to the net income during the period.
10    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Net Income
IBRD’s net income was $270 million in FY27 YTD compared with net loss of $474 million in FY26 YTD.
The increase was primarily due to higher unrealized mark-to-market gains on non-trading portfolios of
$767 million and higher mark-to-market gains on trading securities of $200 million. This was partially offset by the increase in the provision for losses on loans and other exposures by $379 million.
Table 3: Condensed Statements of Income

In millions of U.S. dollars			Impact on income
For the three months ended September 30,	2026	2025	Decrease	Increase
Interest revenue
Loans, net (Table 19)	$3,484	3,701
Other asset / liability management derivatives, net	(180)	(260)
Investments-Trading, net (Table 19)	833	1,096
Borrowing expenses, net (Table 19)	(3,160)	(3,626)
Interest revenue, net of borrowing expenses (Table 20)	$977	$911

Provision for losses on loans and other exposures	(415)	(36)
Non-interest revenue
Revenue from externally funded activities (Table 9)	137	182
Commitment charges (Table 5)	26	35
Other, net (Table 5)	46	10

Non-interest expenses
Administrative [a] (Table 9)	(585)	(577)
Other, net [b]	123	63

Board of Governors-approved transfers	(1,056)	(1,082)
Currency remeasurement gains, net	36	6
Mark-to-market gains (losses) on trading securities, net	109	(91)
Unrealized mark-to-market gains on non-trading portfolios, net (Table 10)	872	105
Net income (loss)	$270	$(474)

a. Includes pension service cost of $64 million for the three months ended September 30, 2026 ($62 million – three months ended September 30, 2025). See Table 9.
b. Includes income from net pension cost, other than service cost, of $133 million for the three months ended September 30, 2026 ($69 million – three months ended September 30, 2025). See Table 9.
Table 4 below provides an interest rate and volume analysis of IBRD's interest revenue and borrowing expenses. The variance reflects the year-over-year change in interest income on loans, investments-
trading, and borrowing expenses between FY26 YTD and FY27 YTD.
Table 4: Rate and Volume Analysis of Changes in Interest Revenue and Borrowing Expenses
In millions of U.S. dollars

For the three months ended September 30,	2026 versus 2025
		Variance due to changes in
	Total Variance	Volume	Rate
Increase (decrease) in Interest revenue related to:
Loans	$(217)	$116	$(333)
Investments-Trading	(263)	(76)	(187)

Decrease (increase) in Interest expense related to:
Borrowings	$466	$17	$449

IBRD Management's Discussion and Analysis: September 30, 2026    11

Management’s Discussion and Analysis	Section III: Financial Results
As illustrated in Figure 1, investments are funded by borrowings, and loans are funded by borrowings and equity. Under IBRD’s pricing policy, the lending rates for IBRD’s loans are based on the underlying cost of the borrowings funding these loans, therefore, interest revenue, net of borrowing expenses provides an overall view of IBRD’s net income generation. Table 5 below shows revenue on interest earning assets net of interest expenses from borrowings funding these assets and the other components of allocable income.
Table 5: Statement of Allocable Income (non-GAAP Measures)

In millions of U.S. dollars			Impact on income
For the three months ended September 30,	2026	2025	Decrease	Increase
Revenue on interest earning assets
Loan interest margin [a]	$673	$625
Loan interest revenue from loans funded by equity	553	581
Loan interest revenue, net of borrowing expenses (Table 19)	$1,226	$1,206
Other asset / liability management (ALM) derivatives, net (Table 3)	(180)	(260)
Investment revenue, net of borrowing expenses (Table 19)	(39)	24
Total revenue on interest earning assets, net (Table 20)	$1,007	$970

Provision for losses on loans and other exposures (Table 3)	(415)	(36)
Net non-interest expenses (Table 9)	(458)	(403)
Commitment charges (Table 3)	26	35
Non-interest revenue - other, net (Table 3)	46	10
Non-interest expenses - other	(10)	(6)
Allocable Income	$196	$570

a. Represents the margin between loan returns and associated debt cost.
See Section VI: Reconciliations of Components of Allocable Income and Table 6 below for a reconciliation of net income (Table 3) to allocable income (Table 5).
Table 6: Reconciliation of Net Income to Allocable Income

In millions of U.S. dollars
For the three months ended September 30,	2026	2025
Net income (loss) (Table 3)	$270	$(474)
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved transfers (Table 3)	1,056	1,082
Currency remeasurement gains, net [a] (Table 3)	(36)	(6)
Unrealized mark-to-market gains on non-trading portfolios, net [b]	(872)	(105)
Pension adjustment	(141)	(77)
Income from Post Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF) investment holdings	9	(53)
Mark-to-market (gains) losses on certain forward contracts related to assets held at amortized cost [c]	(84)	208
EFO, RAMP, LPF1, and GFPP [d]	(6)	(5)
Allocable Income (Table 5)	$196	$570

a. Currency remeasurements relating to assets and liabilities denominated in non-functional currencies.
b. Adjusted to exclude amounts reclassified to realized gains/losses—less than $1 million gains for the three months ended
September 30, 2026 (less than $1 million losses for the three months ended September 30, 2025).

c. This adjustment applies to trades where the unrealized gains and losses on derivative forward contracts are recorded in the
Mark-to-market losses on trading securities, net line of the Condensed Statements of Income.

d. Includes Externally Financed Outputs (EFO) income subject to contractual donor restrictions and transferred to Restricted
Retained Earnings; Reserve Advisory and Management Partnership (RAMP)-related revenue and expenses excluded under a
Board-approved framework to ensure use solely for program delivery; and unrealized mark-to-market gains on IBRD Surplus-
Funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP) investments, representing funds restricted for the specified uses, if any.

12    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Results from Lending Activities
Loan Interest Revenue
Under IBRD’s pricing policy, the lending rates for all loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates (Figure 2). The portion of loans funded by equity (Figure 1) is sensitive to changes in short-term interest rates.
Figure 2: Loan Interest Revenue and Borrowing
Expenses (Including Related Derivatives)
In millions of U.S. dollars, YTD

Loan interest revenue (including related derivatives)
Borrowing expenses funding loans (including related derivatives)
6,000
4,000
2,000
0
FY23
FY24
FY25
FY26
FY27

Figure 3: Loan Interest Revenue, Net of
Borrowing Expenses a
In millions of U.S. dollars, YTD

Loan interest revenue, net of borrowing expenses [a]
Loan interest revenue, net of borrowing expenses [a] and Other ALM derivatives, combined
2,000
1,500
1,000
500
0
FY23
FY24
FY25
FY26
FY27

a.Includes related derivatives.
For the first three months of FY27, IBRD’s loan interest revenue, net of borrowing expenses was $1,226 million, an increase of $20 million compared with the same period in FY26 (Figure 3). This was primarily due to the increase in interest margin and higher average loan balance, partially offset by the impact of the decrease in relevant interest rates (Table 4). Other ALM derivatives moderate the impact of interest rate changes on the loans that are funded by equity and sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (as illustrated in Figure 3). Other
ALM derivatives comprise interest rate swaps, which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the increase in loan interest revenue, net of borrowing expenses of $20 million (Table 5) and the decrease in interest expense from Other ALM derivatives, net of $80 million (Table 5) from FY26 YTD to FY27 YTD, resulted in an overall increase in net loan interest revenue of $100 million.
Provision for losses on loans and other exposures
IBRD recorded a provision for losses on loans and other exposures of $415 million in FY27 YTD compared to $36 million in FY26 YTD. As the majority of IBRD’s loans carry variable interest rates, changes in forward interest rates impact the expected losses that are recorded through the provision for losses on loans and other exposures in the Condensed Statements of Income. Accordingly, the higher provision was primarily driven by the higher loss given default (severity) in FY27 YTD due to the increase in relevant implied forward interest rates in FY27 YTD as compared to FY26 YTD. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on overdue interest.
IBRD Management's Discussion and Analysis: September 30, 2026    13

Management’s Discussion and Analysis	Section III: Financial Results
Figure 4: Change in Net Loans Outstanding
In billions of U.S. dollars

300
280
260
240
287.7
10.4
(4.1)
(0.3)
(0.4)
293.3
Net Loans outstanding as of June 30, 2026
Gross loan disbursements
Repayments and prepayments
Accumulated provision for loan losses
Translation adjustments and others
Net Loans outstanding as of September 30, 2026

Figure 5: Net Loans Outstanding
In billions of U.S. dollars
As of September 30, 2026, 77% of IBRD’s total loans outstanding, after derivatives, were denominated in
U.S. dollars, and 21% were denominated in euro. For the regional presentation of loans outstanding, see
Notes to Condensed Quarterly Financial Statements, Note D - Loans and other exposures, Table D5.
Gross disbursements were $10.4 billion in FY27 YTD, a $3.2 billion increase compared with the same period in FY26, primarily due to the higher disbursements in the Europe and Central Asia region (Table 7).

Table 7: Gross Disbursements by Region
In millions of U.S. dollars
For the three months ended September 30,	2026	% of total	2025	% of total	Variance
Eastern and Southern Africa	$1,544	15%	$1,525	21%	$19
Western and Central Africa	134	1	55	1	79
East Asia and Pacific	1,855	18	2,272	32	(417)
Europe and Central Asia	3,017	29	772	11	2,245
Latin America and the Caribbean	1,762	17	1,816	25	(54)
Middle East, North Africa, Afghanistan and Pakistan	1,788	17	611	8	1,177
South Asia	287	3	142	2	145
Total	$10,387	100%	$7,193	100%	$3,194

Net commitments were $13.7 billion in FY27 YTD, a $7.2 billion increase compared with the same period in FY26 (Table 8).

Table 8: Net Commitments by Region
In millions of U.S. dollars
For the three months ended September 30,	2026	% of total	2025	% of total	Variance
Eastern and Southern Africa	$1,604	12%	$159	3%	$1,445
Western and Central Africa	25	—	—	—	25
East Asia and Pacific	3,053	22	1,423	22	1,630
Europe and Central Asia	2,325	17	1,847	28	478
Latin America and the Caribbean	5,265	38	2,855	44	2,410
Middle East, North Africa, Afghanistan and Pakistan	420	3	—	—	420
South Asia	1,055	8	213	3	842
Total	$13,747	100%	$6,497	100%	$7,250

14    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Results from Investing Activities
Net Investment Revenue
IBRD’s net investment revenue represents investment revenue, net of borrowing expenses (Table 5). Net investment revenue decreased by $63 million in FY27 YTD compared to FY26 YTD. The decrease was driven by lower net interest revenue due to the lower average investment balance and lower unrealized mark-to-market gains in FY27 YTD compared to FY26 YTD.
Investments - Trading
IBRD’s investments - trading was $89.8 billion as of September 30, 2026 ($97.0 billion as of June 30,
2026). See Figure 7 below and Note C: Investments in the Notes to Condensed Quarterly Financial
Statements. The decrease in the investments - trading was consistent with net loan disbursements and liquidity needs.
Figure 6: Investment Revenue, Net
In millions of U.S. dollars, YTD
Figure 7: Investments - Trading
In billions of U.S. dollars

Government, agency and corporate obligations
Time deposits
Other investments
120
90
60
30
0
3.3
36.8
39.0
4.4
46.0
32.4
6.2
52.3
44.2
7.5
49.3
40.1
8.0
51.8
30.0
Jun 23
Jun 24
Jun 25
Jun 26
Sep 26

Results from Borrowing Activities
As of September 30, 2026, total borrowings outstanding were $306.1 billion, a $3.2 billion decrease compared with June 30, 2026 (Notes to Condensed Quarterly Financial Statements, Note E -
Borrowings). The decrease was primarily due to mark-to-market gains resulting from the increase in relevant interest rates, partially offset by net issuances. New issuances of medium-and long-term debt of
$15.5 billion during the first three months of FY27 were highly diversified by investor profile and location, with an average maturity of 6.2 years. The funds raised financed development lending operations and satisfied liquidity requirements.
Figure 8: Borrowings (Original Maturities)
In billions of U.S. dollars

Medium-and long-term
Short-term
350
280
210
140
70
0
10.1
227.2
9.0
252.8
13.0
293.2
10.1
299.1
12.1
294.0
Jun 23
Jun 24
Jun 25
Jun 26
Sep 26

IBRD Management's Discussion and Analysis: September 30, 2026    15

Management’s Discussion and Analysis	Section III: Financial Results
Net Non-Interest Expenses
As shown in Table 9, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities, and include costs related to Bank-executed activities for trust funds and other externally funded activities. IBRD and IDA's administrative budget is a single resource envelope that funds the combined work programs of both entities. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, that is primarily driven by the relative level of lending, knowledge services, and other services between the two entities.
Figure 9: Net Non-Interest Expenses (Reported Basis)
In millions of U.S. dollars, YTD
The decrease in net non-interest expenses from FY26 YTD to FY27 YTD was primarily due to the decrease in the net pension and post-retirement benefit costs due to an increase in the expected return on plan assets resulting from a higher expected return assumption during FY27 YTD compared to FY26
YTD. On a non-GAAP basis, the increase in net non-interest expenses was primarily driven by the higher staff costs (Table 9).

Table 9: Net Non-Interest Expenses
In millions of U.S. dollars
For the three months ended September 30,	2026	2025	Variance
Administrative expenses
Staff costs	$342	$321	$21
Travel	25	27	(2)
Consultant fees and contractual services	67	77	(10)
Pension service cost [a]	64	62	2
Communications and technology	15	15	—
Premises and equipment	37	38	(1)
Other expenses	35	37	(2)
Total administrative expenses [b] (Table 3)	$585	$577	$8
Revenue from externally funded activities:
Reimbursable revenue – Bank-executed activities for trust funds (BETF)	(95)	(110)	15
Other revenue	(42)	(72)	30
Total Revenue from externally funded activities	$(137)	$(182)	$45
Net non-interest expenses	448	395	53
Add: Inclusion of Net pension cost, other than service cost [c] (Table 3)	(133)	(69)	(64)
Net non-interest expenses - Reported Basis	$315	$326	$(11)
Adjustments to arrive at net non-interest expenses - non-GAAP measure
Less: Exclusion of Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [d]	143	77	66
Net non-interest expenses - non-GAAP measure (Table 5)	$458	$403	$55

a. The pension service cost represents the cost of benefits attributable to services performed by employees for the Bank during the period. See Notes to Condensed Quarterly Financial Statements, Note K - Pension and Other Postretirement Benefits.

b. Includes expenses related to BETF of $95 million for FY27 YTD and $110 million for FY26 YTD.
c. Amount is included in Other Non-interest expenses, net in the Condensed Statements of Income (Table 3).
d. Components of this adjustment are included in Table 6.
16    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section III: Financial Results
Unrealized Mark-to-Market Gains (Losses) on Non-trading Portfolios, Net
For the first three months of FY27, net unrealized mark-to-market gains were $872 million ($105 million net unrealized mark-to-market gains for same period in FY26) (Table 3). The gains in FY27 YTD were mainly driven by the unrealized mark-to-market gains on loan-related derivatives, primarily due to the increase in relevant interest rates.

Table 10: Unrealized Mark-to-Market Gains (Losses) on Non-trading Portfolios, Net
In millions of U.S. dollars
For the three months ended September 30,	2026	2025	Variance
Loan-related derivatives	$2,532	$(147)	$2,679
Other ALM derivatives, net	(1,725)	213	(1,938)
Borrowings, including derivatives	55	52	3
Client operations and other derivatives, net	10	(13)	23
Unrealized mark-to-market gains on non-trading portfolios - Reported basis (Table 3)	$872	$105	$767

Loan Portfolio
Loans outstanding are reported at amortized cost on the Condensed Balance Sheets and therefore the mark-to-market effect on loans is not reflected in reported net income. However, the derivatives used to convert loans from fixed-rate to variable-rate instruments, for asset / liability management purposes, are reported at fair value. From an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates and have a low sensitivity to the change in interest rates. The unrealized mark-to-
market gains on loan related derivatives in the first three months of FY27, as compared to unrealized mark-to-market losses during the same period in FY26, were mainly due to the increase in relevant interest rates in FY27 YTD compared to a decrease in relevant interest rates in FY26 YTD. See Section
IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.
Other Asset / Liability Management (ALM) Portfolio
IBRD uses derivatives to stabilize its interest revenue from the portion of loans that is sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert a portion of variable rate loan cash flows to fixed rate loan cash flows. In the first three months of FY27,
IBRD recorded unrealized mark-to-market losses of $1,725 million, compared to gains of $213 million in
FY26 YTD on this portfolio. The unrealized mark-to-market losses were due to the increase in relevant interest rate for the three months ended September 30, 2026, compared to the decrease in relevant interest rate in FY26 YTD. The duration of this portfolio was 4 years, within the Board established limit of
5 years.
Borrowing Portfolio
IBRD’s borrowings and the related derivatives are reported at fair value, except for hybrid capital which is reported at amortized cost on the balance sheet. IBRD recorded $55 million of net unrealized mark-to-
market gains on borrowings reported at fair value and associated derivatives, mainly driven by the increase in relevant interest rates as of September 30, 2026, compared to June 30, 2026. The unrealized mark-to-market gains of $8,321 million on borrowings at fair value were largely offset by the unrealized mark-to-market losses of $8,266 million on the borrowing-related derivatives. The unrealized mark-to-
market gains on IBRD’s borrowings at fair value exclude changes in IBRD’s own credit, referred to as the
Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities, which is recorded in
Accumulated Other Comprehensive Income (AOCI). For the first three months of FY27, the DVA was
$154 million of unrealized mark-to-market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the period, compared to unrealized mark-to-
market losses of $589 million due to the tightening of IBRD's credit spreads in FY26 YTD. As of
September 30, 2026, IBRD’s Condensed Balance Sheets included a cumulative DVA of $2 million of mark-to-market losses reflected in AOCI (see Notes to the Condensed Quarterly Financial Statements,
Note J - Fair Value Disclosures).
IBRD Management's Discussion and Analysis: September 30, 2026    17

Management’s Discussion and Analysis	Section III: Financial Results
Board of Governors-approved Transfers and Allocations
During the first three months of FY27, the Board of Governors approved the following transfers and allocations as shown below:
Table 11: Board of Governors-approved Transfers and Allocations
In millions of U.S. dollars

Date of approval	Amount ($ in million)		Retained Earnings Source	Beneficiary
Board of Governors-approved Transfers Reported in the Condensed Statements of Income:
September 9, 2026	$300	a b	Surplus	Trust Fund for Gaza and West Bank
September 9, 2026	593	a b	FY26 allocable income	IDA
September 9, 2026	157	a b	Surplus	Development Assistance and Remaining Engaged (DARE) Fund
Various	6	[c]	Other Reserves	IBRD Surplus-Funded Livable Planet Fund (LPF1) and Grant Facility for Project Preparation (GFPP) [d]
Total	$1,056

Board of Governors-approved Allocations Reported as Transfers Within Retained Earnings:
September 9, 2026	$100	[b]	Surplus	LPF1
September 9, 2026	100	[b]	Surplus	GFPP
Total	$200

a. These transfers are unconditional and expensed upon approval.
b. The Board of Executive Directors recommended to IBRD's Board of Governors an allocation of $750 million to IDA, including a
$157 million transfer to IBRD's Surplus for a subsequent transfer to the DARE fund, as well as $500 million transfer to IBRD's
Surplus for subsequent transfers to the Trust Fund for Gaza and West Bank, LPF1 and GFPP.

c. These amounts were previously approved by the Board of Governors and are expensed when the conditions are met. For the three months ended September 30, 2026, grants expensed by the LPF1 were $1 million, and grants expensed by the GFPP were $5 million.

d. The GFPP provides grants to support preparation of World Bank financed lending operations. The GFPP is currently financed by IBRD's surplus and is established for an initial period of 7 years.
18    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management
Risk Governance
IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly the Audit and Risk
Committee, periodically reviews trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities.
Risk Oversight and Coverage
The Vice President and World Bank Group Chief Risk Officer (CRO) oversees financial, operational, model, and Environmental and Social (E&S) risks. These include: (i) Country credit risks associated with the WBG’s sovereign-lending activities; (ii) Market and counterparty risks, including liquidity, market and model risks; (iii) Operational risks, related to people, process, and systems, or from external events; (iv)
Risk architecture to advance an integrated enterprise-wide approach to risk management by strengthening risk governance, enhancing model risk management, and aligning risk practices with strategic priorities of the WBG institutions, and (v) E&S risks associated with projects across WBG operations, including grievance management. The new integrated WBG E&S operating model became effective in January 2026, and the CRO now oversees an independent global E&S risk department as a second line of defense.
The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in
IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services
(OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.
For a detailed discussion of risk governance and risk oversight and coverage, see IBRD’s MD&A for the fiscal year ended June 30, 2026, Section IX: Risk Management.
Management of IBRD’s Risks
IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market, and operational risks in its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.
In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.
Capital Adequacy
IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.
IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks.
IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that
IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon.
As shown in Table 12, IBRD’s Equity-to-Loans ratio decreased from 21.6% as of June 30, 2026 to 21.2%
as of September 30, 2026, primarily due to the increase in total loan exposure, and remained above the
IBRD Management's Discussion and Analysis: September 30, 2026    19

Management’s Discussion and Analysis	Section IV: Risk Management
policy minimum of 18%. The minimum Equity-to-Loans ratio policy continues to support IBRD's triple-A rating and long-term financial sustainability.

Table 12: Equity-to-Loans Ratio
In millions of U.S. dollars
			Variance
As of	September 30, 2026	June 30, 2026	Total	Due to Activities	Due to Translation Adjustments

Usable paid-in capital (Table 13)	$22,531	$22,502	$29	$3	$26
Special reserve	293	293	—	—	—
General reserve [a]	36,529	36,529	—	—	—
Cumulative translation adjustment [b]	(582)	(542)	(40)	—	(40)
Hybrid capital	683	683	—	—	—
Other adjustments [c]	265	268	(3)	—	(3)
Equity (usable equity)	$59,719	$59,733	$(14)	$3	$(17)

Loan exposures	$296,721	$290,809	$5,912	$6,266	$(354)
Adjustments for third-party guarantees received	(16,573)	(15,109)	(1,464)	(1,468)	4
Adjustment for portfolio guarantees received [d]	(4,210)	(4,210)	—	—	—
Present value of guarantees provided	6,694	5,340	1,354	1,348	6
Effective but undisbursed DDOs	2,438	2,691	(253)	(250)	(3)
Relevant accumulated provisions, net	(3,324)	(2,939)	(385)	(387)	2
Deferred loan income	(670)	(715)	45	45	—
Other exposures	211	254	(43)	(43)	—
Loans (total exposure)	$281,287	$276,121	$5,166	$5,511	$(345)

Equity-to-Loans Ratio	21.2%	21.6%

a. June 30, 2026 amount includes the transfer to the General Reserve from FY26 net income, which was approved by the Board on August 6, 2026.
b. Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c. Includes cumulative remeasurement gains on non-functional currencies of $275 million ($277 million gains as of June 30, 2026)
and an adjustment of $38 million related to Enhanced Callable Capital (ECC) ($38 million—as of June 30, 2026).

d. The adjustment for portfolio guarantees received is management’s estimate of the benefit of the Portfolio Guarantee Platform
(PGP), which covers losses on the entire portfolio (first loss), and also the counterparty credit risk.

Table 13: Usable Paid-In Capital
In millions of U.S. dollars
As of	September 30, 2026	June 30, 2026	Variance
Paid-in Capital	$23,644	$23,644	$—
Deferred amounts to maintain value of currency holdings [a]	(468)	(466)	(2)
Adjustments for unreleased NCPIC:
Restricted cash [b]	(46)	(49)	3
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(228)	(231)	3
Receivable amounts to maintain value of currency holdings	(377)	(402)	25
MOV payable	6	6	—
Total Adjustments for unreleased NCPIC	(645)	(676)	31
Usable paid-in capital	$22,531	$22,502	$29

a. The Maintenance-Of-Value (MOV) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.
b. Excludes EFO restricted cash.
20    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section IV: Risk Management
In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.
Credit Risk
IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.
Country Credit Risk
IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers Environmental, Social and Governance (ESG) risk factors. In addition,
IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.
Figure 10: Country Exposures as of September 30, 2026
In billions of U.S. dollars
a.Exposure includes loans outstanding and guarantees provided and are net of guarantees received.
As of September 30, 2026, IBRD's loans outstanding to Ukraine were $19.4 billion and guarantees provided to Ukraine were $0.3 billion. Guarantees and other credit enhancements received from third parties for the benefit of Ukraine were $14.4 billion, bringing IBRD's net exposure to Ukraine to $5.3 billion.
Credit enhancement arrangements
As of September 30, 2026, IBRD had $13.6 billion of outstanding loans under which bi-lateral guarantees were received from member countries or other Multilateral Development Banks ($12.6 billion as of
June 30, 2026).
In addition, as of September 30, 2026, IBRD received total notional value of $1.1 billion portfolio guarantees from 2 member countries under its Portfolio Guarantee Platform ($1.1 billion from 2 member countries as of June 30, 2026).
The bi-lateral guarantees and guarantees under the PGP serve as credit enhancements and reduce
IBRD's internal risk capital requirements. Guarantees that are contractually attached to the loan reduce the associated risk in computing the loan loss provision. Guarantees that are not contractually attached to the loan (including the PGP), are recorded as a recoverable asset and included in Other assets on the
Condensed Balance Sheet (see Notes to the Financial Statements, Note D - Loans and Other
Exposures).
IBRD Management's Discussion and Analysis: September 30, 2026    21

Management’s Discussion and Analysis	Section IV: Risk Management
IBRD has also received other forms of credit enhancements for loans outstanding totaling $3.2 billion as of September 30, 2026 ($2.7 billion as of June 30, 2026) that protect IBRD against the risk of loss on certain loans in IBRD's portfolio. These credit enhancements are accounted for as derivatives at fair value and are included in Other assets on IBRD’s Condensed Balance Sheet as they do not meet the accounting definition of guarantees.

Table 14: Credit Enhancements Received
In millions of U.S. dollars
As of	September 30, 2026	June 30, 2026
Bi-lateral Guarantees Received
Borrowing Country With Loan Guarantees
Brazil	$142	$157
Egypt, Arab Republic of	130	132
Indonesia	317	317
Iraq	290	290
Jordan	315	315
Morocco	95	104
Philippines	166	167
Ukraine	12,130	11,140
Total Outstanding	$13,585	$12,622

Portfolio Guarantees Received	1,070	1,070

Other Credit Enhancements Received
Borrowing Country With Other Credit Enhancements
India	907	907
Ukraine	2,300	1,800
Total Outstanding	$3,207	$2,707

Total Guarantees and Credit Enhancements Received	$17,862	$16,399

Portfolio Concentration Risk
Portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding, is a key risk for IBRD. The ten countries with the highest exposures accounted for 56%
of IBRD’s total exposure as of September 30, 2026.
Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees provided, the undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable
Access Limit (EAL) or the Single Borrower Limit (SBL).
The SBL framework reflects a dual-SBL system, which differentiates between countries below the
Graduation Discussion Income (GDI) threshold and those above it. Under this system, the FY27 SBL is
$32.8 billion for highly creditworthy countries below the GDI, and $22.6 billion for highly creditworthy countries above the GDI.
Accumulated Provision for Losses on Loans and Other Exposures
As of September 30, 2026, IBRD’s accumulated provision for losses on loans and other exposures was
$3.5 billion (including $597 million of accumulated provision related to loan commitments, see Notes to
Condensed Quarterly Financial Statements - Note D - Loans and Other Exposures), which was less than
1% of the underlying exposures ($3.1 billion as of June 30, 2026, less than 1% of the underlying exposures).
As of September 30, 2026, 0.5% of IBRD’s total loans outstanding were in nonaccrual status, all related to Iran, Zimbabwe and Belarus. During the first three months of FY27, IBRD received payments of $14 million from borrowers in nonaccrual status towards overdue principal (Nil in FY26 YTD) and $3 million
22    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section IV: Risk Management
towards overdue interest (Nil in FY26 YTD). Accordingly, $3 million interest income was recognized in the
Condensed Statements of Income for FY27 YTD. See Notes to Condensed Quarterly Financial
Statements, Note D - Loans and Other Exposures.
No loans in nonaccrual status to any borrowing country were restored to accrual status during the first three months of FY27.
Counterparty Credit Risk
IBRD is exposed to commercial and non-commercial counterparty credit risk.
Commercial Counterparty Credit Risk
Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities.
The monitoring and management of these risks is continuous as the market environment evolves.
As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including agencies and asset-backed securities, corporates, and time deposits).
As shown in Table 15, 80% of IBRD's investment portfolio is rated AA or above, and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 15: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating
In millions of U.S. dollars
	As of September 30, 2026
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$3,270	$14,194	$—	$17,464	20%
AA	7,546	44,282	133	51,961	60
A	2,553	14,620	53	17,226	20
BBB or lower/unrated	5	43	24	72	*
Total	$13,374	$73,139	$210	$86,723	100%

	As of June 30, 2026
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$9,222	$13,996	$—	$23,218	25%
AA	8,553	45,400	163	54,116	58
A	4,274	12,032	102	16,408	17
BBB or lower/unrated	5	44	4	53	*
Total	$22,054	$71,472	$269	$93,795	100%

a. Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates percentage less than 0.5%.
IBRD Management's Discussion and Analysis: September 30, 2026    23

Management’s Discussion and Analysis	Section IV: Risk Management
Non-Commercial Counterparty Credit Risk
In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-
intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (Table 16).
IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm),
under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of September 30, 2026, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 16: Non-Commercial Counterparty Credit Risk
In millions of U.S. dollars
Exposures as of September 30, 2026
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$5,260	$—
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing financial risks	508	—
			$5,768	$—

Changes in Credit Spreads
The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.
◦Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates. Changes in IBRD’s credit spreads result in unrealized mark-to-market gains/losses recorded as Net Change in DVA on Fair Value Option elected liabilities in the Condensed
Statements of Comprehensive Income.
◦Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates Credit Default Swaps (CDS) spreads as an indicator of the credit risk for each borrower. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a loan-loss provisioning framework. The loan loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.
◦Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see investment eligibility criteria in IBRD’s
MD&A as of June 30, 2026) and a consultative loss limit.
◦Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments.
The sensitivity of IBRD's portfolios to changes in credit spreads is shown in Table 17, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.
24    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section IV: Risk Management

Table 17: Effect of Credit on IBRD Portfolios
In millions of U.S. dollars
As of September 30, 2026	Credit Effect on Portfolio Value [a]
Borrowings	$126
Loans [b]	(10)
Investments [c]	(3)
Total gains	$113

a. Excludes Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) on derivatives.
b. If loans were measured at fair value.
c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.
Market Risk
IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.
Interest Rate Risk
Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.
•Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is managed through derivatives. As noted earlier, IBRD intends to maintain its positions in these portfolios until maturity and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-
market gains and losses on these portfolios, associated with the sensitivity to interest rates, are therefore not expected to be realized.
•Other ALM: IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. Other ALM is classified as a non-trading portfolio and these derivatives are recorded at fair value.
•Investment Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.
The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in
Table 18 below where the amount represents the change in fair value corresponding to a one basis point parallel upward shift in interest rates as of September 30, 2026.

Table 18: Effect of Interest Rates on IBRD Portfolios
In millions of U.S. dollars
As of September 30, 2026	Net Interest Rates Effect on Portfolio Value [a]
Borrowing portfolio	$—
Loan portfolio [b]	(1)
Other ALM	(22)
Investment portfolio [c]	(2)
Total losses	$(25)

a. After the effects of derivatives.
b. If loans were measured at fair value.
c. Excludes PEBP and PCRF holdings and investments related to LPF1 and GFPP.
Figure 11 depicts the effect of derivatives on the overall sensitivity of the borrowing, loan, other ALM and investment portfolios. It indicates the extent to which each portfolio is economically hedged. For example,
IBRD Management's Discussion and Analysis: September 30, 2026    25

Management’s Discussion and Analysis	Section IV: Risk Management
for the borrowing portfolio, a one basis point increase in interest rates would result in $117 million of unrealized mark-to-market gains on bonds, which would be offset by $117 million of unrealized mark-to-
market losses on swaps. Loan sensitivities are illustrative as loans are reported at amortized cost on the
Condensed Balance Sheets.
Figure 11: Sensitivity to Interest Rates
(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)
In millions of U.S. dollars
As of September 30, 2026
Borrowing PortfolioLoan PortfolioOther ALMInvestment Portfolio
Swaps
Bonds
Loans
Swaps
Swaps
Investments
Swaps
Fixed Spread Loan Refinancing Risk
While IBRD's loans on fixed spread terms are suspended, refinancing risk for funding fixed-spread loans in the portfolio relates to the potential impact of any future deterioration in IBRD's funding spread relative to what was computed in the fixed-spread when the loan was initially disbursed. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk by charging a risk premium.
Other Interest Rate Risks
Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the reset dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.
Exchange Rate Risk
IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar.
While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.
To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies.
Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-
to-Loans ratio; thereby insulating IBRD’s capital adequacy from the impact of exchange rate movements.
Liquidity Risk
Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.
Under IBRD’s liquidity management guidelines, at all times, liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.
In July 2026, the Board approved a new approach to simplify the existing liquidity framework by setting
IBRD’s Prudential Minimum Level of liquidity at 100% of Management's estimates of twelve months of projected net disbursements and debt service for the upcoming fiscal year. The FY27 Prudential Minimum
26    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section IV: Risk Management
is $78.5 billion. Previously, the Prudential Minimum was defined as 80% of twelve months of projected net disbursements and debt service for the upcoming fiscal year. IBRD's Liquid Asset Portfolio as of
September 30, 2026 is $90.5 billion, which is 115% of the Prudential Minimum Level.
Operational Risk
Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.
As part of its business activities, IBRD is exposed to a range of operational risks including physical security, staff health and safety, information security and data privacy, business continuity, and third-party risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.
IBRD Management's Discussion and Analysis: September 30, 2026    27

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance
Senior Management Changes
Anshula Kant, Managing Director and World Bank Group Chief Financial Officer, will be retiring at the end of November 2026. David Vaillant has been appointed as her successor.
28    IBRD Management's Discussion and Analysis: September 30, 2026

Management’s Discussion and Analysis	Section VI: Reconciliations of Components of Allocable Income

Section VI: Reconciliations of Components of Allocable Income
As discussed in Section I: Overview and Section III: Financial Results, in addition to reported financial measures determined in accordance with U.S. GAAP, IBRD also uses certain non-GAAP financial measures to evaluate performance, make operating decisions, determine business strategy, develop targeted financial goals, and allocate resources.
The tables below provide a reconciliation of key components of allocable income referenced in the MD&A to the most directly comparable U.S. GAAP reported measures.
Statements of Income
IBRD presents interest revenue on loans, investments and other assets, interest expense on borrowings and certain other items on a gross basis on its reported statements of income. However, IBRD assesses the performance of its lending, investing and other activities on a net basis, which takes into consideration interest expense on borrowings to fund these activities and the impact of realized gains and losses on derivatives designated as economic hedges to manage interest rate and currency risk and other costs.
The presentation of amounts in Table 3 is intended to reflect how IBRD manages its lending, investing and other activities and assesses the financial performance of these activities.
Table 19 and Table 20 provide reconciliations of the components of IBRD’s statements of income (Table
3) for the specified periods to the non-GAAP amounts presented and discussed in the MD&A (Table 5).

Table 19: Interest Revenue, Net of Borrowings Expenses
In millions of U.S. dollars
For the three months ended September 30,	2026	2025
Interest revenue — Loans, net (Table 3 – Reported Basis)	$3,484	$3,701
Less: Borrowing expenses funding loans	(2,258)	(2,495)
Loan interest revenue, net of borrowing expenses (Table 5)	$1,226	$1,206

Interest revenue—Investments-Trading, net (Table 3 – Reported Basis)	$833	$1,096
Add: Reclassification of mark-to-market gains (losses) on trading securities, net (Table 3)	109	(91)
Less: Mark-to-market (gains) losses attributable to PEBP, PCRF, LPF1, GFPP investment holdings and other adjustments (Table 20)	(79)	150
Less: Borrowing expenses funding investment-trading	(902)	(1,131)
Investment revenue, net of borrowing expenses (Table 5)	$(39)	$24

Borrowing Expenses
Borrowing expenses funding loans	2,258	2,495
Borrowing expenses funding investment-trading	902	1,131
Borrowing expenses, net (Table 3 – Reported Basis)	$3,160	$3,626

Table 20: Total Revenue on Interest Earning Assets, Net
In millions of U.S. dollars
For the three months ended September 30,	2026	2025
Interest revenue, net of borrowings expenses (Table 3 – Reported Basis)	$977	$911
Add: Reclassification of mark-to-market gains (losses) on trading securities, net (Table 3)	109	(91)
Less: Mark-to-market (gains) losses attributable to PEBP, PCRF, LPF1, GFPP investment holdings and other adjustments (Table 19)	(79)	150
Total revenue on interest earning assets, net (Table 5)	$1,007	$970

IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    29
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
(IBRD)
CONTENTS
September 30, 2026
CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)
30    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
CONDENSED BALANCE SHEETS
Expressed in millions of U.S. dollars

	September 30, 2026 (Unaudited)	June 30, 2026 (Unaudited)
Assets
Due from banks—Note J
Unrestricted cash	$577	$288
Restricted cash	54	57
	631	345
Investments-Trading (including securities transferred under repurchase or securities lending agreements—$197 million—September 30, 2026 and Nil—June 30, 2026)—Notes C and J	89,755	96,951

Securities purchased under resale agreements—Notes C and J	846	4

Derivative assets, net—Notes F and J	391	464

Loans outstanding—Notes D and J
Total loans approved	404,425	395,555
Less: Undisbursed balance (including signed loan commitments of $87,876 million—September 30, 2026 and $86,757 million— June 30, 2026)	(107,704)	(104,746)
Loans outstanding	296,721	290,809
Less:
Accumulated provision for loan losses	(2,777)	(2,435)
Deferred loan income	(670)	(715)
Net loans outstanding	293,274	287,659

Other assets—Notes D, H and J	24,502	18,089

Total assets	$409,399	$403,512
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    31

	September 30, 2026 (Unaudited)	June 30, 2026 (Unaudited)
Liabilities
Borrowings—Notes E and J
Borrowings, at fair value	$305,403	$308,562
Borrowings, at amortized cost	683	683
	306,086	309,245

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and J	198	—

Derivative liabilities, net—Notes F and J	17,888	10,424

Other liabilities—Notes D, H and J	10,568	9,490

Total liabilities	334,740	329,159

Equity
Capital stock—Note B
Authorized capital (2,783,873 shares—September 30, 2026 and June 30, 2026)
Subscribed capital (2,756,229 shares—September 30, 2026 and June 30, 2026)	332,497	332,497
Less: Uncalled portion of subscriptions	(308,853)	(308,853)
Paid-in capital	23,644	23,644

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(228)	(231)
Receivable and deferred amounts to maintain value of currency holdings	(845)	(868)
Retained earnings—Note G	42,713	42,443
Accumulated other comprehensive income—Note I	9,375	9,365

Total equity	74,659	74,353
Total liabilities and equity	$409,399	$403,512
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
32    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
CONDENSED STATEMENTS OF INCOME
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2026	2025
Interest revenue
Loans, net—Notes D and L	$3,484	$3,701
Other asset / liability management derivatives, net—Notes F and J	(180)	(260)
Investments-Trading, net	833	1,096

Borrowing expenses, net—Note E	(3,160)	(3,626)
Interest revenue, net of borrowing expenses	977	911

Provision for losses on loans and other exposures, (charge)—Note D	(415)	(36)

Noninterest revenue
Revenue from externally funded activities—Notes H and L	137	182
Commitment charges—Note D	26	35
Other, net	46	10
Total	209	227

Noninterest expenses
Administrative—Notes H and K	(585)	(577)
Other, net	123	63
Total	(462)	(514)

Board of Governors-approved transfers—Note G	(1,056)	(1,082)

Currency remeasurement gains, net	36	6

Mark-to-market gains (losses) on trading securities, net—Notes C and F	109	(91)

Unrealized mark-to-market gains on non-trading portfolios, net—Note F	872	105

Net income (loss)	$ 270	$ (474)
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    33
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2026	2025

Net income (loss)	$270	$(474)
Other comprehensive (loss) income—Note I
Currency translation adjustments on functional currency, (losses) gains	(53)	26
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities—Note J	154	(589)
Amortization of unrecognized net actuarial gains on pension plans— Note K	(91)	(63)
Amortization of unrecognized prior service costs on pension plans— Note K	—	1
Total other comprehensive income (loss)	10	(625)
Total comprehensive income (loss)	$280	$(1,099)
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
34    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
CONDENSED STATEMENTS OF CHANGES IN EQUITY
Expressed in millions of U.S. dollars

	Three Months Ended September 30, 2026 (Unaudited)
	Paid-in Capital	Nonnegotiable, noninterest- bearing demand obligations on account of subscribed capital	Receivable and deferred amounts to maintain value of currency holdings	Retained earnings	Accumulated other comprehensive income	Total equity
As of June 30, 2026	$23,644	$(231)	$(868)	$42,443	$9,365	$74,353
Net income	—	—	—	270	—	270
Other comprehensive	—	—	—	—	10	10
Subscriptions received	—	—	—	—	—	—
Demand obligations (received) encashed, net	—	—	—	—	—	—
Currency remeasurement changes, net	—	3	23	—	—	26
As of September 30, 2026	$23,644	$(228)	$(845)	$42,713	$9,375	$74,659

	Three Months Ended September 30, 2025 (Unaudited)
	Paid-in Capital	Nonnegotiable, noninterest- bearing demand obligations on account of subscribed capital	Receivable and deferred amounts to maintain value of currency holdings	Retained earnings	Accumulated other comprehensive income	Total equity
As of June 30, 2025	$22,911	$(313)	$(623)	$40,383	$9,654	$72,012
Net loss	—	—	—	(474)	—	(474)
Other comprehensive loss	—	—	—	—	(625)	(625)
Subscriptions received	309	—	—	—	—	309
Demand obligations (received) encashed, net	—	—	—	—	—	—
Currency remeasurement changes, net	—	—	(23)	—	—	(23)
As of September 30, 2025	$23,220	$(313)	$(646)	$39,909	$9,029	$71,199
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    35
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2026	2025
Cash flows from investing activities
Loans
Disbursements	$ (10,418)	$(7,133)
Principal repayments	4,108	3,325
Principal prepayments	—	93
Loan origination fees received	23	17
Net derivatives-loans	60	1
Other investing activities, net	(68)	(249)
Net cash used in investing activities	(6,295)	(3,946)
Cash flows from financing activities
Medium and long-term borrowings
New issues	15,528	22,846
Retirements	(11,890)	(14,076)
Short-term borrowings (original maturities greater than 90 days)
New issues	4,410	8,018
Retirements	(5,988)	(4,918)
Net short-term borrowings (original maturities less than 90 days)	3,513	(186)
Net derivatives-borrowings	20	(20)
Capital subscriptions	—	309
Other financing activities, net	—	(1)
Net cash provided by financing activities	5,593	11,972
Cash flows from operating activities
Net income (loss)	270	(474)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized mark-to-market gains on non-trading portfolios, net	(872)	(105)
Currency remeasurement gains, net	(36)	(6)
Depreciation, amortization and capitalized interest on loans, net	101	130
Provision for losses on loans and other exposures	415	36
Changes in:
Investment portfolio	7,148	(4,245)
Other assets and liabilities	(6,039)	(3,441)
Net cash provided by (used in) operating activities	987	(8,105)
Effect of exchange rate changes on unrestricted and restricted cash	1	(2)
Net increase (decrease) in unrestricted and restricted cash	286	(81)
Unrestricted and restricted cash at the beginning of the fiscal year	345	485
Unrestricted and restricted cash at the end of the period	$ 631	$404
Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$ (354)	$ 144
Investment portfolio	2	(21)
Borrowing portfolio	(80)	27
Capitalized interest and loan origination fees in total loans	39	60
Interest paid on borrowing portfolio	3,460	4,060
The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.
36    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED
POLICIES
Basis of Preparation
These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2026 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2026 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates.
Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, the valuation of certain instruments carried at fair value, and the valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results for the full year.
Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.
Accounting and Reporting Developments
Accounting Standards Under Evaluation
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope
Improvements, to improve the navigability of interim reporting requirements by clarifying what disclosures are required for interim periods and specifying the form and content of interim financial statements. For
IBRD, the ASU will be effective for the quarter ending September 30, 2028. Early adoption is permitted.
IBRD is currently evaluating the impact of the ASU on its financial statements.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for
Government Grants Received by Business Entities, to establish authoritative guidance on the recognition, measurement, and presentation ~~guidance~~ for government grants received by business entities. For IBRD, the ASU will be effective for the quarter ending September 30, 2029. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other— Internal-Use
Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting model for internal use software by eliminating consideration of software development stages. Instead, capitalization of software costs would begin when (i) management has authorized and committed to funding the project and (ii) it is probable the project will be completed, and the software will be used to perform its intended function. For IBRD, the ASU will be effective for the quarter ending September 30, 2028. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive
Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement
Expenses, which requires public business entities to disclose disaggregated information about certain applicable specified expense categories (i.e., employee compensation, depreciation, intangible asset amortization). For IBRD, the ASU will be effective for the annual period ending June 30, 2028, and for
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    37
interim periods thereafter. Early adoption is permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.
NOTE B—CAPITAL STOCK
The following table provides a summary of changes in IBRD’s authorized and subscribed shares:
Table B1: IBRD's Shares

	Authorized shares	Subscribed shares
As of June 30, 2025	2,783,873	2,709,291
General Capital Increase/Selective Capital Increase (GCI/SCI)	—	46,938
As of June 30, 2026	2,783,873	2,756,229
GCI/SCI	—	—
As of September 30, 2026	2,783,873	2,756,229

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions (callable capital including Enhanced Callable Capital), and paid-in capital:
Table B2: IBRD's Capital

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions [a]	Paid-in capital
As of June 30, 2025	$326,835	$(303,924)	$22,911
GCI/SCI	5,662	(4,929)	733
As of June 30, 2026	332,497	(308,853)	23,644
GCI/SCI	n/a	n/a	n/a
As of September 30, 2026	$332,497	$(308,853)	$23,644

a. The September 30, 2026 amount includes enhanced callable capital of $50 million which became effective in January 2026.
The uncalled portion of subscriptions is subject to call when required to meet the obligations incurred by
IBRD arising from borrowings (excluding hybrid capital) or guaranteeing loans. Shareholders can convert a portion of their existing callable capital to enhanced terms so that it can be called earlier when IBRD faces an imminent threat of a rating downgrade, but not yet at a point where it is at risk of defaulting to its bondholders, which is when a call on the current form of callable capital will be made. In January 2026,
IBRD signed the first agreement with one member country converting $50 million of the member country’s existing callable capital to Enhanced Callable Capital (ECC) terms. This agreement became effective in
January 2026.
NOTE C—INVESTMENTS
Investments held by IBRD are designated as trading and reported at fair value. Some investments are either reported at face value, which approximates fair value or net asset value (NAV). As of
September 30, 2026, Investments were primarily comprised of time deposits (58%) and government, agency and corporate obligations (33%), with all of the instruments classified as Level 1 or Level 2 within the fair value hierarchy.
38    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
A summary of IBRD’s Investments-Trading is as follows:
Table C1: Investments - Trading composition

In millions of U.S. dollars
	September 30, 2026	June 30, 2026
Time deposits	$51,787	$49,322
Government, agency and corporate obligations	30,003	40,124
Asset-backed Securities (ABS)	4,283	3,989
Other fund investments [a]	3,358	3,188
Equity securities [b]	324	328
Total [c]	$89,755	$96,951

a. Includes $2,651 million of Post-Employment Benefit Plan (PEBP) holdings as of September 30, 2026 as investments in hedge funds, private equity funds, commingled funds, credit strategy funds and real asset funds, at net asset value (NAV) ($2,674 million—June 30, 2026) and $707 million as of September 30, 2026 of investments held by the IBRD Surplus-Funded Livable
Planet Fund (LPF1) and the Grant Facility for Project Preparation (GFPP) at fair value ($514 million—June 30, 2026).

b. Relates to PEBP holdings.
c. Includes $1,392 million of Post-Retirement Contribution Reserve Fund (PCRF) investments as of September 30, 2026 ($1,326 million—June 30, 2026).
As of September 30, 2026, the largest holdings of Investments - Trading from a single counterparty was the U.S. Treasury (10%).
Table C2: Mark-to-market gains (losses) on trading securities, net

In millions of U.S. dollars
	Three Months Ended September 30,
	2026	2025
Net gains (losses) recognized during the period on trading securities [a]	$ 109	$(91)
Less: Net gains recognized on trading securities sold / matured during the period	52	39
Net gains (losses) recognized on trading securities still held at the reporting date	$57	$(130)

a.Includes amounts related to derivatives associated with investments-trading.
IBRD uses derivative instruments to manage the associated currency and interest rate risks in the portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.
Commercial Credit Risk
For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.
Swap Agreements
Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.
IBRD has entered into master derivative agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps.
Credit risk with financial assets subject to a master derivatives arrangement is further reduced under
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    39
these agreements to the extent that payments and receipts with the counterparty are netted at settlement.
The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.
The following is a summary of the collateral received by IBRD for swap transactions:
Table C3: Collateral received

In millions of U.S. dollars
	September 30, 2026	June 30, 2026
Collateral received
Cash	$5	$86
Securities	247	276
Total collateral received	$252	$362
Collateral permitted to be repledged	$252	$362
Amount of collateral repledged	—	—
Amount of cash collateral invested	5	86

Securities Financing Activities
IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities,
ABS and Mortgage-backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheets. As of September 30, 2026 and June 30, 2026, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements.
Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increases or decreases in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by
IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.
Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.
As of September 30, 2026, securities purchased under resale agreements were $846 million ($4 million—
June 30, 2026) and securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received were $202 million ($86 million—June 30, 2026).
As of September 30, 2026, liabilities relating to securities transferred under repurchase or securities lending agreements, including accrued interest, were $197 million (Nil—June 30, 2026) and there were no unsettled trades relating to repurchase or securities lending agreements (Nil—June 30, 2026). There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—
June 30, 2026). As of September 30, 2026, the remaining contractual maturity of these agreements was up to 30 days. The securities transferred were mainly comprised of government and agency obligations.
The weighted average interest rate on securities sold under repurchase agreements and securities lent under securities lending agreements was 3.66% and 4.15% as of September 30, 2026 and June 30,
2026, respectively.
In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and
40    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
sales, the securities received are not recorded on IBRD’s Condensed Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of September 30, 2026 and June 30, 2026, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $845 million as of September 30, 2026 ($4 million—June 30, 2026). As of September 30, 2026 and June 30, 2026, none of these securities had been transferred under repurchase or security lending agreements.
NOTE D—LOANS AND OTHER EXPOSURES
IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance
Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments (consisting of signed undisbursed loans, Deferred Drawdown Options (DDOs) and irrevocable commitments), and guarantees. As of September 30, 2026, all of IBRD’s loans were reported at amortized cost.
IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative
Instruments.
IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures. Accrued interest receivable on loans of $3,580 million as of September 30, 2026 ($2,993 million—June 30, 2026) is included in Other assets on the Condensed Balance Sheets.
As of September 30, 2026, 0.5% of IBRD’s loans were in nonaccrual status. The total accumulated provision for losses on loans in accrual status and nonaccrual status accounted for 0.9% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the
Medium Risk and High Risk classes.
Credit Quality of Sovereign Exposures
Sovereign loans constitute the substantial majority of IBRD's exposures.
IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risks; external debt and liquidity; fiscal policy and public debt burden; balance of payments risks; economic structure and growth prospects;
monetary and exchange rate policy; financial sector risks; and corporate sector debt and vulnerabilities.
The analysis also takes into account Environmental, Social, and Governance (ESG) factors.
Based on the borrower risk ratings, IBRD classifies loans into three credit quality categories—Low Risk,
Medium Risk, and High Risk. These categories, which are described below, are intended to differentiate between varying levels of borrower credit risk and the associated likelihood of non-timely debt service across IBRD’s loan portfolio.
Low Risk: Exposures in this group generally exhibit strong credit characteristics with minimal uncertainty around repayment. Borrowers in this category typically demonstrate solid financial performance, consistent and stable cash flows, and a history of timely debt service. The likelihood of non-timely debt service is considered low.
Medium Risk: Exposures in this group display satisfactory credit profiles, but may be subject to moderate risk factors, such as country-specific volatility or operational challenges. Borrowers in this category usually exhibit adequate financial performance, though their resilience to adverse conditions may be more limited. The likelihood of non-timely debt service is considered moderate to low.
High Risk: Exposures in this category exhibit signs of elevated credit risk. Borrowers in this category may show weak or deteriorating financial indicators, irregular or delayed payment history, or limited capacity to
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    41
absorb external shocks. While these loans remain on accrual status, the likelihood of non-timely debt service is considered heightened.
IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped into pools of borrowers with similar credit ratings for the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.
Overdue Amounts
IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.
As of September 30, 2026 and June 30, 2026, no principal or interest on loans in accrual status was overdue by more than three months.
The following tables provide an aging analysis of the loans outstanding:
Table D1: Loans outstanding aging structure

In millions of U.S. dollars
	September 30, 2026
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current ᵃ	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$222	$222
Medium	—	—	—	—	—	—	135,454	135,454
High	3	—	—	—	—	3	159,505	159,508
Loans in accrual status	3	—	—	—	—	3	295,181	295,184
Loans in nonaccrual status	7	4	—	39	927	977	560	1,537
Total	$10	$4	$—	$39	$927	$980	$295,741	$296,721	ᵇ

Table D1.1

In millions of U.S. dollars
	June 30, 2026
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current ᵃ	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$206	$206
Medium	—	—	—	—	—	—	134,481	134,481
High	10	10	—	—	—	20	154,549	154,569
Loans in accrual status	10	10	—	—	—	20	289,236	289,256
Loans in nonaccrual status	8	1	38	11	922	980	573	1,553
Total	$18	$11	$38	$11	$922	$1,000	$289,809	$290,809	ᵇ

a. Represents the principal amounts not yet contractually due.
b.The total amount of loans at amortized cost which contain principal past due was $1,401 million ($1,951 million—June 30, 2026)
42    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
The following tables provide a summary of selected financial information related to loans in nonaccrual status:
Table D2: Loans in nonaccrual status

In millions of U.S. dollars
		September 30, 2026		June 30, 2026
Borrower	Nonaccrual since	Loans outstanding	Accumulated Provision for loan losses [a]	Loans outstanding	Accumulated Provision for loan losses
Iran	June 2026	$112	$14	$126	$13
Belarus	October 2022	1,002	128	1,003	103
Zimbabwe	October 2000	423	212	424	212
Total		$1,537	$354	$ 1,553	$ 328

a. There were no loans in nonaccrual status without an individual accumulated loan loss provision as of September 30, 2026 and June 30, 2026.
During the three months ended September 30, 2026, no new loans were placed in nonaccrual status or restored to accrual status.
During the three months ended September 30, 2026, interest and other revenue not recognized as a result of loans being in nonaccrual status was $21 million ($20 million—three months ended
September 30, 2025).
In addition, during the three months ended September 30, 2026, $3 million of interest income, included in
Loans, net in the Condensed Statements of income, was recognized on loans in nonaccrual status (Nil—
three months ended September 30, 2025). Loan income from countries in nonaccrual status is recognized upon receipt of payment.
IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below show the balances of IBRD’s
Loan portfolio, classified by the year the loan agreement was signed.
Table D3: Loan portfolios outstanding vintage disclosure

In millions of U.S. dollars
	September 30, 2026
	Fiscal Year of Origination
	2027	2026	2025	2024	2023	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of September 30, 2026
Risk Class
Low	$—	$—	$34	$38	$—	$150	$—	$—	$222
Medium	1,464	5,126	7,850	9,784	10,015	97,644	1,185	2,386	135,454
High	4,321	8,151	14,823	17,323	9,413	104,572	44	861	159,508
Loans in accrual status	5,785	13,277	22,707	27,145	19,428	202,366	1,229	3,247	295,184
Loans in nonaccrual status	—	—	—	—	—	1,537	—	—	1,537
Total	$5,785	$13,277	$22,707	$27,145	$19,428	$203,903	$1,229	$3,247	$296,721

IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    43
Table D3.1

In millions of U.S. dollars
	June 30, 2026
	Fiscal Year of Origination
	2026	2025	2024	2023	2022	Prior Years	CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2026
Risk Class
Low	$—	$18	$38	$—	$—	$150	$—	$—	$206
Medium	4,241	7,777	9,610	9,995	7,984	91,533	936	2,405	134,481
High	6,641	14,579	17,121	9,086	13,496	92,738	45	863	154,569
Loans in accrual status	10,882	22,374	26,769	19,081	21,480	184,421	981	3,268	289,256
Loans in nonaccrual status	—	—	—	—	86	1,467	—	—	1,553
Total	$10,882	$22,374	$26,769	$19,081	$21,566	$185,888	$981	$3,268	$290,809

During the three months ended September 30, 2026 and September 30, 2025, there were no Catastrophe
Deferred Drawdown Options (CAT DDOs) converted to term loans.
Accumulated Provision for Losses on Loans and Other Exposures
Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.
Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.
Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the
Condensed Statements of Income. An assessment is also performed to determine whether a qualitative adjustment of the loan loss provision is needed, including consideration of global and macroeconomic events.
44    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
Changes to the accumulated provision for losses on loans and other exposures are summarized below:
Table D4: Accumulated provision

In millions of U.S. dollars
	September 30, 2026
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,435	$560	$136	$3,131
Provision, net - charge	344	36	35	415
Translation adjustment	(2)	1	(1)	(2)
Accumulated provision, end of the period	$2,777	$597	$170	$3,544
Composed of accumulated provision for losses on:
Loans in accrual status	$2,423
Loans in nonaccrual status	354
Total	$2,777
Loans
Loans in accrual status	$295,184
Loans in nonaccrual status	1,537
Total loans outstanding	$296,721

Table D4.1

In millions of U.S. dollars
	June 30, 2026
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$2,366	$510	$88	$2,964
Provision, net - charge	86	58	50	194
Translation adjustment	(17)	(8)	(2)	(27)
Accumulated provision, end of the fiscal year	$2,435	$560	$136	$3,131
Composed of accumulated provision for losses on:
Loans in accrual status	$2,107
Loans in nonaccrual status	328
Total	$2,435
Loans
Loans in accrual status	$289,256
Loans in nonaccrual status	1,553
Total loans outstanding	$290,809

a. Primarily relates to guarantees provided. For more details, see Guarantees section.

Reported as:
	Condensed Balance Sheets	Condensed Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

The accumulated provision for losses on loan and other exposures as of September 30, 2026 was $3,544 million, compared to $3,131 million as of June 30, 2026. The $413 million increase was primarily driven by higher severity, reflecting the increase in forward interest rates.
Guarantees
IBRD issues guarantees to, and receives guarantees from third parties. These guarantees include bilateral guarantees from third parties, exposure exchange agreements (EEAs) with other multilateral
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    45
development banks and portfolio guarantees from its shareholders. All of these guarantees are accounted for as financial guarantees.
Guarantees provided
As of September 30, 2026, the notional amount of guarantees provided was $12,997 million ($11,624 million—June 30, 2026), including guarantees provided under the EEA. These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and are not included in the Condensed Balance Sheets. These guarantees have original maturities ranging between 6 and 23 years and expire in decreasing amounts through 2047.
As of September 30, 2026, liabilities related to IBRD's obligations under guarantees included the obligation to stand ready of $581 million ($574 million—June 30, 2026), and the accumulated provision for guarantee losses of $145 million ($112 million—June 30, 2026). These amounts are included in Other liabilities on the Condensed Balance Sheets.
During the three months ended September 30, 2026 and September 30, 2025, no guarantees provided by
IBRD were called.
Guarantees received
As of September 30, 2026, IBRD had received third-party financial guarantees, including guarantees received under the EEAs and portfolio guarantees from its shareholders of $20,903 million ($19,940 million as of June 30, 2026).
The original maturities range is between 8 and 36 years and expire in decreasing amounts through 2057.
Financial guarantees received protect IBRD against the risk of loss related to loans in IBRD's portfolio and increase IBRD's lending capacity.
The accumulated provision for loan losses was reduced by $333 million as of September 30, 2026 ($252 million as of June 30, 2026) due to credit enhancements from guarantees that are not freestanding (those that are contractually attached to the loans). The noncontingent and contingent recovery assets recognized on freestanding contracts (guarantees that are not contractually attached to the loans) were
$324 million and $220 million, respectively, as of September 30, 2026 ($333 million and $192 million, respectively, as of June 30, 2026), both of which are presented as Other assets on the Condensed
Balance Sheets.
Waivers of Loan Charges
The Executive Directors have approved waivers of certain charges on eligible loans. These include portions of interest on existing loans, commitment charges on undisbursed balances, front-end fees and prepayment premiums on existing loans, as well as future renewal and stand-by fees on existing DDOs, as applicable. The forgone income resulting from these waivers was $1 million for three months ended
September 30, 2026 ($1 million—three months ended September 30, 2025).
Concentration risk
Loan revenue is comprised of interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the three months ended September 30, 2026, there was no country that contributed more than 10% to the total loan revenue.
46    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:
Table D5: Loan revenue and associated outstanding loan balances by geographic region

In millions of U.S. dollars	For the three months ended and as of
	September 30, 2026		September 30, 2025
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$977	$86,601	$1,092	$85,051
East Asia and Pacific	666	56,356	717	55,352
Europe and Central Asia	675	65,405	667	62,001
Middle East, North Africa, Afghanistan and Pakistan	478	43,640	492	42,179
South Asia	304	24,661	359	25,387
Eastern and Southern Africa	190	16,321	174	13,620
Western and Central Africa	38	3,737	35	3,420
Total	$3,328	$296,721	$3,536	$287,010

a. Excludes $182 million interest income from loan related derivatives for the three months ended September 30, 2026 ($200 million—three months ended September 30, 2025). Includes commitment charges of $26 million for the three months ended
September 30, 2026 ($35 million—three months ended September 30, 2025).

NOTE E—BORROWINGS
IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. These borrowings are reported at fair value. In addition, IBRD has issued hybrid capital at variable rates to shareholders, which is subordinated to all other debt, and is reported at amortized cost. Variable rates are primarily based on exchange rates or market interest rates.
As of September 30, 2026, 98% of the borrowings at fair value were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars (59%) and euro
(17%).
IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative
Instruments.
A summary of IBRD’s borrowings at fair value, is as follows (for details on principal due upon maturity, see
Note J—Fair Value Disclosures):
Table E1: Borrowings and borrowing-related derivatives, at fair value

In millions of U.S. dollars
	September 30, 2026	June 30, 2026
Borrowings	$305,403	$308,562
Currency swaps, net	2,355	1,189
Interest rate swaps, net	20,185	13,180
Total	$327,943	$322,931

As of September 30, 2026, borrowings reported at amortized cost were $683 million ($683 million—
June 30, 2026) related to IBRD's issuances of hybrid capital which represents the outstanding principal of these instruments. The majority of holders of hybrid capital as of September 30, 2026 entered into separate agreements with IBRD that allow them to redeem the hybrid capital to satisfy the payment condition for their paid-in portion of any future capital increase.
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    47
For the three months ended September 30, 2026, Borrowing expenses, net in the Condensed Statements of Income were $3,160 million ($3,626 million—three months ended September 30, 2025). This includes
$512 million of interest expense, net related to derivatives associated with the borrowing portfolio (interest expense, net of $876 million—three months ended September 30, 2025).
NOTE F—DERIVATIVE INSTRUMENTS
IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.
The following table summarizes IBRD’s use of derivatives in its various financial portfolios:
Table F1: Use of derivatives in various financial portfolios

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency risk and interest rate risk
Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings
Other asset / liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks
The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the presentation in the Condensed Balance Sheets is shown in Table F2.
Offsetting assets and liabilities
IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty in the event of default by the counterparty.
The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD’s net exposure on its derivative asset positions.
48    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
Table F2: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
September 30, 2026				June 30, 2026
	Derivative Assets		Derivative Liabilities		Derivative Assets		Derivative Liabilities
Interest rate swaps	$8,733		$25,340		$6,566		$17,025
Currency swaps [a]	5,576		6,804		6,138		5,840
Other [b]	—		5		–		1
Gross Total	$14,309		$32,149		$12,704		$22,866
Less:
Amounts subject to legally enforceable master netting agreements	13,914	[c]	14,261	[d]	12,154	[c]	12,442	[d]
Cash collateral received [e]	4		—		86		—
Net derivative position on the Condensed Balance Sheets	$391		$17,888		$464		$10,424
Less:
Securities collateral received [e]	220				234
Net derivative exposure after collateral	$171				$230

a. Includes forward contracts.
b. Relates to swaptions, options and futures contracts.
c. Includes $39 million Credit Valuation Adjustment (CVA) ($39 million—June 30, 2026).
d. Includes $386 million Debit Valuation Adjustment (DVA) ($327 million—June 30, 2026).
e. Does not include excess collateral received.
The following tables provide information about the credit risk exposures at fair value of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:
Table F3: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	September 30, 2026
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$339	$758	$1,097
Loans	7,515	1,158	8,673
Client operations	113	144	257
Borrowings	766	3,516	4,282
Other asset/liability management derivatives	—	—	—
Total Exposure	$8,733	$5,576	$14,309

Table F3.1
In millions of U.S. dollars
	June 30, 2026
Portfolio	Interest rate swaps	Currency swaps (including forward contracts)	Total
Investments	$186	$1,199	$1,385
Loans	5,120	892	6,012
Client operations	68	143	211
Borrowings	1,092	3,904	4,996
Other asset/liability management derivatives	100	—	100
Total Exposure	$6,566	$6,138	$12,704

a. Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.
The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value or reference value on which the calculations of payments on
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    49
the derivative instruments are determined. As of September 30, 2026, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate swaps $401,901 million ($406,589 million—
June 30, 2026), currency swaps $148,416 million ($142,085 million—June 30, 2026), long positions of other derivatives $360 million ($449 million—June 30, 2026), and short positions of other derivatives $181 million ($256 million—June 30, 2026).
Collateral
IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of September 30, 2026 was $18,158 million ($10,671 million—
June 30, 2026). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.
If the credit risk related contingent features underlying these agreements were triggered to the extent that
IBRD would be required to post collateral as of September 30, 2026, the amount of collateral that would need to be posted would be $13,773 million ($7,282 million—June 30, 2026). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $18,158 million
($10,671 million—June 30, 2026). IBRD received collateral totaling $252 million as of September 30, 2026
($362 million—June 30, 2026), in relation to derivative transactions.
The following table provides information on the unrealized mark-to-market gains and losses on the non-
trading derivatives, net included as Unrealized mark-to-market gains on non-trading portfolios, net in the
Condensed Statements of Income:
Table F4: Unrealized mark-to-market gains or losses on non-trading derivatives

In millions of U.S. dollars
Type of instrument [a]	Three Months Ended September 30,
	2026	2025
Interest rate swaps	$(6,344)	$524
Currency swaps (including forward contracts and structured swaps)	(1,115)	(155)
Total	$(7,459)	$369

a. For disclosures related to derivatives in trading portfolio, see Table F5.
All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.
50    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
The following table provides information on mark-to-market gains and losses on the trading securities, net as reported on the Condensed Statements of Income:
Table F5: Mark-to-market gains or losses on Trading securities, net

In millions of U.S. dollars
	Three Months Ended September 30,
	2026	2025
Type of instrument [a]
Fixed income	$7	$59
Equity and other fund investments [b]	11	45
Other forward contracts	91	(195)
Total	$109	$(91)

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and investment securities.
b. Related to PEBP holdings and investments related to LPF1 and GFPP.
NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS
Retained earnings is comprised of the following components:
Table G1: Retained earnings composition

In millions of U.S. dollars
	September 30, 2026	June 30, 2026
Special reserve	$293	$293
General reserve	36,529	35,465
Pension reserve	1,562	1,066
Surplus	—	—
Cumulative fair value adjustments [a]	1,902	1,643
Unallocated net income	1,326	3,161
Restricted retained earnings	6	7
Other reserves [b]	1,095	808
Total	$42,713	$42,443

a. Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.
b. Primarily comprised of $353 million of currency remeasurement gains/losses, net ($280 million—June 30, 2026), $439 million
($327 million—June 30, 2026) and $301 million ($198 million—June 30, 2026), balances available for LPF1 and the GFPP, respectively.

Board of Governors-approved transfers that were expensed during the three-month period are included in the following table:
Table G2: Board of Governors-approved transfers expensed

In millions of U.S. dollars
	Three Months Ended September 30,
Beneficiary:	2026	2025
IDA	$593	$782
Development Assistance and Remaining Engaged (DARE) Fund	157	—
Trust Fund for Gaza and West Bank (TFGWB)	300	300
LPF1	1	*
GFPP	5	—
Total	$1,056	$1,082

* Indicates amount less than $0.5 million.
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    51
On September 9, 2026, IBRD's Board of Governors approved a transfer of $593 million to IDA and a transfer of $157 million to DARE Fund out of the total allocation of $750 million from IBRD's Fiscal Year
2026 (FY26) allocable income.
In addition, on September 9, 2026, IBRD’s Board of Governors approved a transfer of $300 million from
Surplus to the Trust Fund for Gaza and the West Bank.
These transfers are included in Board of Governors-approved transfers in the Condensed Statements of
Income.
NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS
IBRD transacts with affiliated organizations by providing loans, administrative, derivative and investment intermediation services, and through its pension and other postretirement benefit plans.
In addition, IBRD provides transfers to IDA out of its net income upon approval by the Board of Governors
(see Note G—Retained Earnings, Allocations and Transfers).
IBRD had the following receivables from (payables to) its affiliated organizations:
Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	September 30, 2026				June 30, 2026
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative services, net	$610	$34	$12	$656	$679	$(19)	$17	$677
PCRF investments	(716)	(499)	—	(1,215)	(682)	(474)	—	(1,156)
Pension and other postretirement benefits	(1,620)	(985)	(41)	(2,646)	(1,484)	(984)	(41)	(2,509)
Payable to DARE trust fund	(157)	—	—	(157)	–	–	–	–
Total	$(1,883)	$(1,450)	$(29)	$(3,362)	$(1,487)	$(1,477)	$(24)	$(2,988)

The receivables from (payables to) these affiliated organizations are reported on the Condensed Balance
Sheets as follows:
Table H2: Presentation of IBRD receivables and payables to affiliated organizations in the balance sheet

Receivables / Payables related to:	Reported as:
Administrative services	Other assets / Other liabilities
PCRF investments	Other liabilities
Pension and other postretirement benefits	Other liabilities
Other	Other liabilities
Administrative Services
Expenses
Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three months ended September 30, 2026, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $411 million ($451 million—
three months ended September 30, 2025).
Revenue
Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three months ended September 30, 2026, IBRD’s Noninterest revenue excludes revenue allocated to IDA of $44 million ($70 million—three months ended
September 30, 2025). IBRD's share of revenue jointly earned is included in Revenue from externally
52    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
funded activities in the Condensed Statements of Income. This revenue also includes revenue from contracts with clients that are not affiliated with IBRD and are as follows:
Table H3: Revenue from contracts with clients

In millions of U.S. dollars
	Three Months Ended September 30,
	2026	2025
Trust fund fees	$35	$39
Reimbursable advisory services	8	9
Asset management services	10	9
Total	$53	$57
Of which:
IBRD’s share	$26	$29
IDA’s share	27	28

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.
When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such consideration is presented as a contract liability and is subsequently recognized as revenue when the related performance obligation is satisfied.
The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:
Table H4: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars
	September 30, 2026	June 30, 2026
Receivables	$98	$123
Contract liabilities	155	152

Post-Retirement Contribution Reserve Fund Investments
These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF, and are included in Investments-Trading in IBRD’s Condensed Balance Sheets. The corresponding payable to
IFC is included in Other liabilities in IBRD’s Condensed Balance Sheets. As a result, there is no impact on
IBRD’s net asset value from these transactions.
Pension and Other Postretirement Benefits
The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and investment income from PEBP assets. These will be realized over the life of the pension plan participants. The payables to IFC and MIGA represent their respective share of PEBP assets.
The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other
Postretirement Benefits related disclosures, see Note K—Pension and Other Postretirement Benefits.
NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Condensed Statements of
Comprehensive Income.
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    53
The following tables present the changes in Accumulated Other Comprehensive Income (AOCI):
Table I1: AOCI changes

In millions of U.S. dollars
	Three Months Ended September 30, 2026
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$433	$(53)	$—	$(53)	$380
DVA on Fair Value Option elected liabilities	(156)	151	3	154	(2)
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	9,093	—	(91)	(91)	9,002
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(5)	—	—	—	(5)
Total AOCI	$9,365	$98	$(88)	$10	$9,375

Table I1.1:
In millions of U.S. dollars
	Three Months Ended September 30, 2025
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period

Cumulative Translation Adjustments	$836	$26	$—	$26	$862
DVA on Fair Value Option elected liabilities	1,664	(589)	—	(589)	1,075
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	7,161	—	(63)	(63)	7,098
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(7)	—	1	1	(6)
Total AOCI	$9,654	$(563)	$(62)	$(625)	$9,029

NOTE J— FAIR VALUE DISCLOSURES
Valuation Methods and Assumptions
As of September 30, 2026 and June 30, 2026, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.
Due from banks
The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.
Loans and Loan commitments
There were no loans carried at fair value as of September 30, 2026 or June 30, 2026. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.
54    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.
Investment securities
Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of September 30, 2026, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value, which approximates fair value or NAV. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government, agency and corporate securities, mutual funds, exchange-traded equity securities and ABS.
For instruments for which market quotations are not available, fair values are determined using model-
based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves and credit spreads.
Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.
Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements
These securities are of a short-term nature and reported at face value, which approximates fair value.
Borrowings
(i) Discount notes and vanilla bonds
Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.
(ii) Structured bonds
Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White,
Generalized Forward Market Model and Black-Scholes are used depending on the specific structure.
These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.
(iii) Borrowings, at amortized cost
The fair value of borrowings measured at amortized cost would be classified as Level 3 within the fair value hierarchy.
Derivative instruments
Derivative contracts include forward contracts, TBA securities, swaptions, options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    55
indices, valuation models and inputs similar to the ones applicable to the valuation of structured bonds are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.
Valuation adjustments on fair value option elected liabilities
The DVA on fair value option elected liabilities (borrowings reported at fair value) is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in
IBRD’s funding spread applicable to the relevant reference rates.
The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:
Table J1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars
	September 30, 2026		June 30, 2026
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$631	$631	$345	$345
Investments-Trading (including Securities purchased under resale agreements)	90,601	90,601	96,955	96,955
Net loans outstanding	293,274	289,799	287,659	286,527
Derivative assets, net	391	391	464	464
Miscellaneous assets	77	77	67	67

Liabilities
Borrowings
Borrowings, at fair value	$305,403	$305,403	$308,562	$308,562
Borrowings, at amortized cost	683	775	683	772
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	198	198	—	—
Derivative liabilities, net	17,888	17,888	10,424	10,424

As of September 30, 2026, IBRD’s signed loan commitments were $87,876 million ($86,757 million—
June 30, 2026) and had a fair value of $277 million ($261 million—June 30, 2026).
56    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of the investments included in the Other fund investments that are measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.
Table J2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	September 30, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$9,200	$20,803	$—	$30,003
Time deposits	4,593	47,194	—	51,787
ABS	—	4,283	—	4,283
Other fund investments [a]	—	707	—	3,358
Equity securities	324	—	—	324
Total Investments–Trading	$14,117	$72,987	$—	$89,755
Securities purchased under resale agreements	$46	$800	$—	$846
Derivative assets
Currency swaps and forward contracts	$—	$5,008	$568	$5,576
Interest rate swaps	—	8,616	117	8,733
Other [b]	—	—	—	—
Gross Total	$—	$13,624	$685	$14,309

Miscellaneous assets	$—	$77	$—	$77
Liabilities:
Borrowings, at fair value	$—	$300,499	$4,904	$305,403
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$—	$197	$—	$197
Derivative liabilities
Currency swaps and forward contracts	$—	$6,709	$95	$6,804
Interest rate swaps	—	25,276	64	25,340
Other [b]	5	—	—	5
Gross Total	$5	$31,985	$159	$32,149

a. Includes investments held by LPF1 and GFPP of $707 million, carried at fair value, and investments in PEBP holdings of
    $2,651 million carried at NAV, which are excluded from the fair value hierarchy.

b. Includes swaptions, options, and futures contracts.
c. Excludes payable for cash collateral received of $5 million.
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    57

Table J2.1
In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Investments–Trading
Government, agency and corporate obligations	$12,931	$27,193	$—	$40,124
Time deposits	3,674	45,648	—	49,322
ABS	—	3,989	—	3,989
Other fund investments [a]	—	514	—	3,188
Equity securities	328	—	—	328
Total Investments–Trading	$16,933	$77,344	$—	$96,951
Securities purchased under resale agreements	$4	$—	$—	$4
Derivative assets
Currency swaps and forward contracts	$—	$5,447	$691	$6,138
Interest rate swaps	—	6,454	112	6,566
Other [b]	—	—	—	—
Gross Total	$—	$11,901	$803	$12,704

Miscellaneous assets	$—	$67	$—	$67

Liabilities:
Borrowings, at fair value	$—	$303,444	$5,118	$308,562
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$—	$—	$—	$—
Derivative liabilities
Currency swaps and forward contracts	$—	$5,787	$53	$5,840
Interest rate swaps	—	16,969	56	17,025
Other [b]	1	—	—	$1
Gross Total	$1	$22,756	$109	$22,866

a. Includes investments held by LPF1 and GFPP of $514 million, carried at fair value, and investments in PEBP holdings of
    $2,674 million carried at NAV, which are excluded from the fair value hierarchy.

b. Includes swaptions, options, and futures contracts.
c. Excludes payable for cash collateral received of $86 million.
IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.
58    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.
Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the three months ended September 30, 2026, and the fiscal year ended June 30,
2026, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.
IBRD entered into transactions which have an embedded option associated with an equity index.
Valuation inputs of such transactions include, among other valuation inputs, volatilities of the equity indices, that are the extent to which the level of equity index changes over time. These index volatility levels are consistent with the respective index construction methodologies and historical movements.
Similar to the impact of the volatility of the other asset classes described above, an increase in the equity index volatility will result in an increase in the value of the purchase option and vice versa.
In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.
The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.
Level 3 instruments represent 2% of IBRD’s borrowings.
Table J3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value as of September 30, 2026	Fair Value as of June 30, 2026	Valuation Technique	Unobservable input	Range (average), September 30, 2026	Range (average), June 30, 2026
Borrowings	$4,904	$5,118	Discounted Cash Flow	Correlations	-7% to 84% (10%)	-11% to 84% (10%)
				Interest rate volatilities	68% to 76% (73%)	45% to 60% (56%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (10%)
Derivative assets/ (liabilities), net	$526	$694	Discounted Cash Flow	Correlations	-7% to 84% (10%)	-11% to 84% (10%)
				Interest rate volatilities	68% to 76% (73%)	45% to 60% (56%)
				Equity index volatilities	5% to 15% (10%)	5% to 15% (10%)
IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    59
The tables below provide the details of transfers between Level 2 and Level 3 that are due to changes in observable inputs.
Table J4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended September 30, 2026		Three Months Ended September 30, 2025
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$5	$(5)
Transfer (out of) into	—	—	—	—
	$—	$—	$5	$(5)
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	—	—	—	—
	—	—	—	—
Derivative liabilities, net
Transfer (into) out of	$—	$—	$—	$—
Transfer out of (into)	—	—	—	—
	—	—	—	—
Total Derivative Transfers, net	$—	$—	$—	$—
The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:
Table J5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30,
	2026	2025
Beginning of the fiscal year	$5,118	$4,834
Issuances	86	78
Settlements	(234)	(63)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	(25)	248
Other comprehensive (loss) income	(41)	39
Transfers to (from) Level 3, net	—	(5)
End of the period	$4,904	$5,131

60    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
Table J6: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended September 30, 2026			Three Months ended September 30, 2025
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total

Beginning of the period/fiscal year	$638	$56	$694	$93	$(24)	$69
Issuances	1	—	1	2	—	2
Settlements	(134)	1	(133)	6	5	11
Total realized/unrealized mark-to- market (losses) gains in:
Net (loss) income	(73)	(4)	(77)	100	110	210
Other comprehensive income	41	—	41	28	—	28
Transfers (from) to Level 3, net	—	—	—	—	—	—
End of the period	$473	$53	$526	$229	$91	$320

Information on the unrealized gains or losses included in the Condensed Statements of Income and
Condensed Statements of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:
Table J7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended September 30,
	2026	2025
Reported as:
Borrowings
Net income [a]	$121	$33
Other Comprehensive income (loss) [b]	40	(40)
Derivatives
Net (loss) [a]	$(130)	$(30)
Other Comprehensive income [c]	41	28

a. Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statements of Income.
b. Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Condensed Statements of Comprehensive Income.
c. Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statements of Comprehensive Income.
Table J8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2026	$305,403	$337,766	$(32,363)
June 30, 2026	$308,562	$331,000	$(22,438)

IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)    61
The following tables provide information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed
Statements of Comprehensive Income:
Table J9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains (losses) due to DVA on fair value option elected liabilities	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025
DVA on Fair Value Option Elected Liabilities	$151	$(589)
Amounts reclassified to net income upon derecognition of a liability	3	—
Net change in DVA on Fair Value Option Elected Liabilities	$154	$(589)

As of September 30, 2026, IBRD’s Condensed Balance Sheets included a DVA of $2 million cumulative losses ($156 million cumulative losses—June 30, 2026) in Accumulated other comprehensive income, associated with the changes in IBRD’s own credit for financial liabilities measured under the fair value option.
NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff
Benefits Plan (RSBP) and the PEBP (collectively “the Pension Plans”) that cover substantially all of their staff members.
All costs, assets and liabilities associated with the Pension Plans are allocated between IBRD, IFC and
MIGA based upon their employees’ respective participation in the Pension Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following tables summarize the benefit costs associated with the Pension Plans for IBRD and IDA:
Table K1: Pension Plans benefit costs

In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2026				September 30, 2025
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$98	$21	$19	$138	$96	$19	$18	$133
Interest cost	304	44	30	378	287	37	28	$352
Expected return on plan assets	(485)	(89)	—	(574)	(371)	(67)	—	$(438)
Amortization of unrecognized prior service costs [a]	—	—	—	—	—	1	—	$1
Amortization of unrecognized net actuarial (gains) losses [a]	(60)	(31)	—	(91)	(30)	(32)	(1)	$(63)
Net periodic pension cost	$(143)	$(55)	$49	$(149)	$(18)	$(42)	$45	$(15)
Of which:
IBRD’s share	$(67)	$(26)	$24	$(69)	$(8)	$(20)	$21	$(7)
IDA’s share	(76)	(29)	25	(80)	(10)	(22)	24	$(8)

a. Included in amounts reclassified into net income in Note I—Accumulated Other Comprehensive Income.
The components of net periodic pension cost, other than the service cost, are included in the Noninterest expenses—Other, net in the Condensed Statements of Income. The service cost component is included in the Noninterest expenses—Administrative in the Condensed Statements of Income.
62    IBRD Condensed Quarterly Financial Statements: September 30, 2026 (Unaudited)
The following tables provide the amounts of IBRD’s pension service cost:
Table K2: Pension service cost

In millions of U.S. dollars
	Three Months Ended				Three Months Ended
	September 30, 2026				September 30, 2025
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$98	$21	$19	$138	$96	$19	$18	$133
Of which:
IBRD’s share	$46	$10	$8	$64	$45	$9	$8	$62
IDA’s share	52	11	11	74	51	10	10	71

NOTE L—SEGMENT REPORTING
IBRD has determined that it has a single reportable operating segment. The President is the Chief
Operating Decision Maker (CODM), who regularly reviews operational performance and financial measures of IBRD to assess performance and allocate resources.
The Administrative budget for IBRD and IDA is approved and managed as a single resource. The CODM receives expense information on a combined basis for IBRD and IDA. As a result, no significant segment expense amounts are presented separately for IBRD to the CODM. The measure of segment profit or loss is at the entity level and is reported on the Condensed Statements of Income as Net income (loss).
The measure of segment assets is reported on the Balance Sheets as Total assets.
The following table presents IBRD’s revenues by products/services:
Table L1: Revenues by products/services

In millions of U.S. dollars	Three Months Ended September 30,
Revenue	2026	2025

Loan Revenue [a]	$3,328	$3,536
Revenue from externally funded activities	137	182
Guarantee fees [b]	18	11
Total	$3,483	$3,729

a. Excludes interest income from loan related derivatives of $182 million for the three months ended September 30, 2026 ($200 million—three months ended September 30, 2025) and includes commitment charges of $26 million for the three months ended
September 30, 2026 ($35 million—three months ended September 30, 2025).

b. Included in Non‐interest revenue-Other, net on the Condensed Statements of Income and excludes changes in recoverable assets related to guarantees received and other miscellaneous income of $28 million net income for the three months ended
September 30, 2026 (Net expense of $1 million for the three months ended September 30, 2025)

NOTE M—CONTINGENCIES
From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action in which IBRD has been named as a defendant or co-defendant as of and for the three months ended September 30, 2026 is not expected to have a material adverse effect on IBRD's financial position, results of operations or cash flows.
63
INDEPENDENT AUDITOR'S REVIEW REPORT
64

	International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term July 01 2026 through September 30 2026

Borrowing Type	Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0537BRL00.00	1690589	BRL	250,000,000.00	49,091,801.67	14-Jul-26	21-Jul-26	26-May-37
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0130BRL12.50	1699291	BRL	100,000,000.00	19,533,729.87	23-Jul-26	30-Jul-26	16-Jan-30
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0229BRL09.50	1688809	BRL	75,000,000.00	14,773,958.44	9-Jul-26	16-Jul-26	9-Feb-29
Sub-total New Borrowings				425,000,000.00	83,399,489.98

Colombian Pesos
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/0228COP12.50	1719681	COP	200,000,000,000.00	65,559,046.57	13-Aug-26	20-Aug-26	20-Feb-28
Sub-total New Borrowings				200,000,000,000.00	65,559,046.57

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0267EURSTR	1719685	EUR	59,246,779.45	68,679,177.72	13-Aug-26	11-Sep-26	11-Feb-67
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0956EURSTR01	1777519	EUR	19,781,100.45	22,930,355.47	2-Sep-26	11-Sep-26	11-Sep-56
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0866EURSTR01	1707834	EUR	118,619,923.20	136,846,509.85	28-Jul-26	11-Aug-26	11-Aug-66
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0867EURSTR01	1713002	EUR	410,208,835.00	479,821,310.77	6-Aug-26	20-Aug-26	20-Aug-67
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0856EURSTR01	1720867	EUR	49,786,287.00	57,951,003.95	17-Aug-26	27-Aug-26	27-Aug-56
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0866EURSTR	1699282	EUR	199,999,985.50	230,720,407.80	23-Jul-26	13-Aug-26	13-Aug-66
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0857EURSTR	1700403	EUR	15,000,000.00	17,333,250.00	24-Jul-26	14-Aug-26	14-Aug-57
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0867EURSTR02	1720877	EUR	15,000,000.00	17,419,500.00	17-Aug-26	8-Sep-26	8-Sep-67
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0867EURSTR	1714280	EUR	25,000,000.00	29,156,250.00	11-Aug-26	25-Aug-26	25-Aug-67
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0856EURSTR	1718861	EUR	10,000,000.00	11,649,000.00	12-Aug-26	28-Aug-26	28-Aug-56
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0856EURSTR02	1720879	EUR	10,000,000.00	11,613,000.00	17-Aug-26	8-Sep-26	8-Sep-56
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0956EURSTR	1762556	EUR	10,000,000.00	11,613,000.00	26-Aug-26	8-Sep-26	8-Sep-56
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0861EUR00.00	1713006	EUR	42,830,401.61	49,409,151.30	6-Aug-26	13-Aug-26	13-Aug-61
	BOND/SELL EUR/IBRD/PV BM/0936EUR03.45	1758413	EUR	3,000,000,000.00	3,471,750,000.00	25-Aug-26	2-Sep-26	2-Sep-36

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0737EUR02.26F	1659168	EUR	5,000,000.00	5,710,000.00	5-Jun-26	6-Jul-26	6-Jul-37
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0737EUR02.26G	1659171	EUR	5,000,000.00	5,710,000.00	5-Jun-26	6-Jul-26	6-Jul-37
Sub-total New Borrowings				3,995,473,312.21	4,628,311,916.84

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0929HKD03.446	1768251	HKD	300,000,000.00	38,259,450.08	28-Aug-26	8-Sep-26	8-Sep-29
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0928HKD03.47	1774835	HKD	400,000,000.00	51,007,070.86	1-Sep-26	9-Sep-26	9-Sep-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0928HKD03.643	1794204	HKD	300,000,000.00	38,241,405.24	10-Sep-26	18-Sep-26	18-Sep-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0728HKD03.318	1697733	HKD	400,000,000.00	51,010,973.74	21-Jul-26	28-Jul-26	28-Jul-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0828HKD03.393	1718859	HKD	200,000,000.00	25,507,113.30	12-Aug-26	19-Aug-26	19-Aug-28
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0931HKD03.585	1758418	HKD	200,000,000.00	25,501,421.70	25-Aug-26	2-Sep-26	2-Sep-31
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0929HKD03.35	1762518	HKD	100,000,000.00	12,754,532.64	26-Aug-26	4-Sep-26	4-Sep-29
Sub-total New Borrowings				1,900,000,000.00	242,281,967.56

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0328KZT14.25	1802917	KZT	20,000,000,000.00	45,338,622.84	15-Sep-26	28-Sep-26	28-Mar-28
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0428KZT14.5	1687558	KZT	15,000,000,000.00	31,913,196.11	7-Jul-26	14-Jul-26	25-Apr-28
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0128KZT14.50	1687567	KZT	7,000,000,000.00	14,892,824.85	7-Jul-26	14-Jul-26	14-Jan-28
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0729KZT13.00	1698502	KZT	10,000,000,000.00	21,077,258.69	22-Jul-26	30-Jul-26	30-Jul-29
Sub-total New Borrowings				52,000,000,000.00	113,221,902.49

Mexican Peso
	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non- Retail)/0229MXN06.875	1688813	MXN	200,000,000.00	11,481,682.41	9-Jul-26	16-Jul-26	9-Feb-29
Sub-total New Borrowings				200,000,000.00	11,481,682.41

Polish Zloty
	BOND/SELL PLN/IBRD/PV MTN Non-Core (Non-Retail)/0729PLN03.75	1783078	PLN	40,000,000.00	10,631,935.68	4-Sep-26	14-Sep-26	13-Jul-29
	BOND/SELL PLN/IBRD/PV MTN Non-Core (Non-Retail)/0729PLN03.75	1690579	PLN	50,000,000.00	13,186,697.26	14-Jul-26	21-Jul-26	13-Jul-29
Sub-total New Borrowings				90,000,000.00	23,818,632.94

Pounds Sterling
	BOND/SELL GBP/IBRD/PV BM/1132GBP4.75	1762564	GBP	1,250,000,000.00	1,691,437,500.00	26-Aug-26	4-Sep-26	15-Nov-32
Sub-total New Borrowings				1,250,000,000.00	1,691,437,500.00

Singapore Dollars
	BOND/SELL SGD/IBRD/PV MTN Non-Core (Non-Retail)/0731SGD1.97	1688821	SGD	200,000,000.00	155,147,001.78	9-Jul-26	16-Jul-26	16-Jul-31
Sub-total New Borrowings				200,000,000.00	155,147,001.78

South African Rand
	BOND/SELL ZAR/IBRD/Callable MTN Non-Core (Non-Ret/0736ZARSTR	1691728	ZAR	2,500,000,000.00	149,123,748.85	16-Jul-26	29-Jul-26	29-Jul-36
Sub-total New Borrowings				2,500,000,000.00	149,123,748.85

Swiss Francs
	BOND/SELL CHF/IBRD/PV BM/0736CHF0.8075	1688187	CHF	125,000,000.00	153,817,756.72	8-Jul-26	22-Jul-26	22-Jul-36
Sub-total New Borrowings				125,000,000.00	153,817,756.72

United States Dollars
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0946USDSTR06	1780424	USD	160,993,345.00	160,993,345.00	3-Sep-26	17-Sep-26	17-Sep-46
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0946USDSTR07	1797418	USD	85,740,000.00	85,740,000.00	11-Sep-26	18-Sep-26	18-Sep-46
	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0741USDSTR	1690576	USD	120,000,000.00	120,000,000.00	14-Jul-26	21-Jul-26	21-Jul-41
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0741USDSTR01	1691147	USD	61,702,500.00	61,702,500.00	15-Jul-26	22-Jul-26	22-Jul-41
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0746USDSTR05	1698497	USD	80,658,000.00	80,658,000.00	22-Jul-26	3-Aug-26	3-Aug-46
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR06	1771367	USD	30,000,000.00	30,000,000.00	31-Aug-26	8-Sep-26	8-Sep-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR06	1774833	USD	50,000,000.00	50,000,000.00	1-Sep-26	9-Sep-26	9-Sep-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR07	1774861	USD	30,000,000.00	30,000,000.00	1-Sep-26	9-Sep-26	9-Sep-31
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR07	1774840	USD	55,000,000.00	55,000,000.00	1-Sep-26	9-Sep-26	9-Sep-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR08	1777503	USD	50,000,000.00	50,000,000.00	2-Sep-26	9-Sep-26	9-Sep-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR09	1780422	USD	50,000,000.00	50,000,000.00	3-Sep-26	11-Sep-26	11-Sep-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR10	1783064	USD	15,000,000.00	15,000,000.00	4-Sep-26	14-Sep-26	14-Sep-36

BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0933USDSTR03	1783674	USD	50,000,000.00	50,000,000.00	8-Sep-26	15-Sep-26	15-Sep-33
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR08	1783676	USD	30,000,000.00	30,000,000.00	8-Sep-26	15-Sep-26	15-Sep-31
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR09	1783685	USD	15,000,000.00	15,000,000.00	8-Sep-26	16-Sep-26	16-Sep-31
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR11	1790788	USD	65,000,000.00	65,000,000.00	9-Sep-26	16-Sep-26	16-Sep-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR12	1790820	USD	30,000,000.00	30,000,000.00	9-Sep-26	16-Sep-26	16-Sep-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR13	1797407	USD	20,000,000.00	20,000,000.00	11-Sep-26	18-Sep-26	18-Sep-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR10	1808943	USD	30,000,000.00	30,000,000.00	16-Sep-26	25-Sep-26	25-Sep-31
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR14	1808946	USD	20,000,000.00	20,000,000.00	16-Sep-26	23-Sep-26	23-Sep-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR15	1822361	USD	30,000,000.00	30,000,000.00	21-Sep-26	28-Sep-26	28-Sep-36
BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0736USDSTR	1687565	USD	30,000,000.00	30,000,000.00	7-Jul-26	14-Jul-26	14-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR01	1688183	USD	25,000,000.00	25,000,000.00	8-Jul-26	15-Jul-26	15-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR02	1688185	USD	40,000,000.00	40,000,000.00	8-Jul-26	15-Jul-26	15-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR04	1688807	USD	40,000,000.00	40,000,000.00	9-Jul-26	16-Jul-26	16-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR03	1688805	USD	110,000,000.00	110,000,000.00	9-Jul-26	16-Jul-26	16-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR05	1689397	USD	35,000,000.00	35,000,000.00	10-Jul-26	17-Jul-26	17-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0733USDSTR03	1689405	USD	50,000,000.00	50,000,000.00	10-Jul-26	17-Jul-26	17-Jul-33
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR06	1689992	USD	75,000,000.00	75,000,000.00	13-Jul-26	20-Jul-26	20-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR07	1690573	USD	50,000,000.00	50,000,000.00	14-Jul-26	21-Jul-26	21-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR08	1691720	USD	20,000,000.00	20,000,000.00	16-Jul-26	23-Jul-26	23-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR09	1698490	USD	25,000,000.00	25,000,000.00	22-Jul-26	29-Jul-26	29-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR10	1698492	USD	65,000,000.00	65,000,000.00	22-Jul-26	29-Jul-26	29-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0736USDSTR11	1698499	USD	30,000,000.00	30,000,000.00	22-Jul-26	29-Jul-26	29-Jul-36
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0733USDSTR04	1698495	USD	220,000,000.00	220,000,000.00	22-Jul-26	29-Jul-26	29-Jul-33
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0831USDSTR01	1712444	USD	30,000,000.00	30,000,000.00	5-Aug-26	12-Aug-26	12-Aug-31
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0833USDSTR08	1712446	USD	100,000,000.00	100,000,000.00	5-Aug-26	12-Aug-26	12-Aug-33
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0836USDSTR01	1714278	USD	20,000,000.00	20,000,000.00	11-Aug-26	18-Aug-26	18-Aug-36
BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0841USDSTR	1718844	USD	15,000,000.00	15,000,000.00	12-Aug-26	19-Aug-26	19-Aug-41
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0846USDSTR01	1719659	USD	20,000,000.00	20,000,000.00	13-Aug-26	24-Aug-26	24-Aug-46
BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0846USDSTR06	1719678	USD	15,000,000.00	15,000,000.00	13-Aug-26	24-Aug-26	24-Aug-46

	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0836USDSTR02	1725612	USD	20,000,000.00	20,000,000.00	18-Aug-26	25-Aug-26	25-Aug-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0841USDSTR01	1725617	USD	20,000,000.00	20,000,000.00	18-Aug-26	25-Aug-26	25-Aug-41
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0846USDSTR07	1727069	USD	20,000,000.00	20,000,000.00	20-Aug-26	27-Aug-26	27-Aug-46
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR04	1758421	USD	61,000,000.00	61,000,000.00	25-Aug-26	2-Sep-26	2-Sep-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0936USDSTR05	1758427	USD	50,000,000.00	50,000,000.00	25-Aug-26	2-Sep-26	2-Sep-36
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0931USDSTR05	1762544	USD	5,000,000.00	5,000,000.00	26-Aug-26	4-Sep-26	4-Sep-31
	BOND/SELL USD/IBRD/PV BM/0833USD04.50	1725622	USD	4,000,000,000.00	4,000,000,000.00	18-Aug-26	25-Aug-26	25-Aug-33
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0629USDSTR06	1829899	USD	500,000,000.00	500,000,000.00	23-Sep-26	29-Sep-26	29-Jun-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0929USDSTR03	1765405	USD	300,000,000.00	300,000,000.00	27-Aug-26	4-Sep-26	4-Jun-29
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0728USDSTR07	1697160	USD	625,000,000.00	625,000,000.00	20-Jul-26	27-Jul-26	27-Jul-28
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0229USDSTR04	1714273	USD	300,000,000.00	300,000,000.00	11-Aug-26	20-Aug-26	20-Feb-29
	BOND/SELL USD/IBRD/PV BM/0733USDFRN	1691739	USD	1,500,000,000.00	1,500,000,000.00	16-Jul-26	27-Jul-26	27-Jul-33
Sub-total New Borrowings				9,495,093,845.00	9,495,093,845.00

Total New Borrowings				272,180,567,157.21	16,812,694,491.14

Maturing Borrowings
Brazilian Real
	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0726BRL00.00	5687	BRL	(35,000,000.00)	(6,783,142.92)	19-Jun-19	1-Jul-19	1-Jul-26
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0726BRL00.00	5881	BRL	(15,000,000.00)	(2,907,061.25)	14-Feb-20	26-Feb-20	1-Jul-26
	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/0726BRL00.00	5930	BRL	(20,000,000.00)	(3,876,081.67)	14-May-20	21-May-20	1-Jul-26
Sub-total Maturing Borrowings				(70,000,000.00)	(13,566,285.84)

Canadian Dollars
	BOND/SELL CAD/IBRD/PV BM/0726CAD01.20	177797	CAD	(600,000,000.00)	(425,501,737.47)	13-Jul-21	22-Jul-21	22-Jul-26
Sub-total Maturing Borrowings				(600,000,000.00)	(425,501,737.47)

Colombian Pesos
	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/0726COP04.75	143679	COP	(37,275,000,000.00)	(10,979,381.44)	20-May-21	27-May-21	1-Jul-26
Sub-total Maturing Borrowings				(37,275,000,000.00)	(10,979,381.44)

Euro
	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0926EURSTR	514983	EUR	(45,000,000.00)	(52,258,500.00)	26-Aug-22	8-Sep-22	8-Sep-26
	BOND/SELL EUR/IBRD/Callable MTN Core (Non- Retail)/0926EURSTR01	523411	EUR	(60,000,000.00)	(68,883,000.00)	7-Sep-22	21-Sep-22	21-Sep-26
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0926EUR00.08	4925	EUR	(65,000,000.00)	(74,581,000.00)	12-Sep-16	26-Sep-16	18-Sep-26
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0926EUR00.01	4923	EUR	(66,000,000.00)	(75,728,400.00)	9-Sep-16	26-Sep-16	18-Sep-26
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0926EUR00.0125	4918	EUR	(103,000,000.00)	(118,182,200.00)	2-Sep-16	26-Sep-16	18-Sep-26
	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0826EUR00.001	4903	EUR	(162,000,000.00)	(188,932,500.00)	10-Aug-16	25-Aug-16	25-Aug-26
Sub-total Maturing Borrowings				(501,000,000.00)	(578,565,600.00)

Hong Kong Dollars
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non- Retail)/0826HKD03.335	1123825	HKD	(400,000,000.00)	(50,973,595.68)	7-Aug-24	14-Aug-24	14-Aug-26
	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0927HKD03.10	1147027	HKD	(400,000,000.00)	(50,997,966.46)	5-Sep-24	12-Sep-24	14-Sep-26
Sub-total Maturing Borrowings				(800,000,000.00)	(101,971,562.14)

Indonesian Rupiah
	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0726IDR06.00	633383	IDR	(300,000,000,000.00)	(16,769,144.77)	5-Jan-23	17-Jan-23	17-Jul-26
Sub-total Maturing Borrowings				(300,000,000,000.00)	(16,769,144.77)

Kazakhstan Tenge
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0926KZT10.50	1147012	KZT	(10,000,000,000.00)	(22,396,165.78)	5-Sep-24	16-Sep-24	16-Sep-26
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0926KZT10.00	1147031	KZT	(10,000,000,000.00)	(22,396,165.78)	5-Sep-24	16-Sep-24	16-Sep-26
	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/0926KZT10.00	1247385	KZT	(10,000,000,000.00)	(22,396,165.78)	14-Jan-25	22-Jan-25	16-Sep-26
Sub-total Maturing Borrowings				(30,000,000,000.00)	(67,188,497.34)

New Turkish Lira
	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0826TRY12.25	68497	TRY	(100,000,000.00)	(2,095,886.82)	3-Feb-21	10-Feb-21	10-Aug-26
Sub-total Maturing Borrowings				(100,000,000.00)	(2,095,886.82)

Peso Uruguayo
	BOND/SELL UYU/IBRD/Other Structures (Non-Retail)/0726USDSTR03	6210	UYU	(1,467,024,000.00)	(36,461,389.34)	28-Jun-16	13-Jul-16	13-Jul-26
	BOND/SELL UYU/IBRD/Other Structures (Non-Retail)/0726USDSTR04	6211	UYU	(369,840,000.00)	(9,191,997.02)	28-Jun-16	12-Jul-16	13-Jul-26
Sub-total Maturing Borrowings				(1,836,864,000.00)	(45,653,386.36)

Polish Zloty
	BOND/SELL PLN/IBRD/PV MTN Non-Core (Non-Retail)/0726PLN05.37	804205	PLN	(50,000,000.00)	(13,191,219.92)	28-Jul-23	4-Aug-23	27-Jul-26
Sub-total Maturing Borrowings				(50,000,000.00)	(13,191,219.92)

Pounds Sterling
	BOND/SELL GBP/IBRD/PV BM/0726GBP00.25	6046	GBP	(1,000,000,000.00)	(1,336,850,000.00)	16-Nov-20	23-Nov-20	22-Jul-26
Sub-total Maturing Borrowings				(1,000,000,000.00)	(1,336,850,000.00)

South African Rand
	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0726ZAR07.50	5706	ZAR	(250,000,000.00)	(15,165,853.78)	12-Jul-19	19-Jul-19	20-Jul-26
Sub-total Maturing Borrowings				(250,000,000.00)	(15,165,853.78)

United States Dollars
	BOND/SELL USD/IBRD/Japanese Retail (Uridashi)/0726USD03.54	797712	USD	(6,501,000.00)	(6,501,000.00)	19-Jul-23	27-Jul-23	28-Jul-26
	BOND/SELL USD/IBRD/PV BM/0726USD00.875	141860	USD	(2,500,000,000.00)	(2,500,000,000.00)	18-May-21	25-May-21	15-Jul-26
	BOND/SELL USD/IBRD/Callable MTN Core (Non- Retail)/0726USDSTR06	473548	USD	(125,000,000.00)	(125,000,000.00)	7-Jul-22	14-Jul-22	1-Jul-26
	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0726USD04.04	659763	USD	(100,000,000.00)	(100,000,000.00)	8-Feb-23	15-Feb-23	1-Jul-26
	BOND/SELL USD/IBRD/Japanese Retail (Uridashi)/0826USD03.80	824870	USD	(5,927,000.00)	(5,927,000.00)	21-Aug-23	29-Aug-23	27-Aug-26
	BOND/SELL USD/IBRD/PV BM/0826USD04.00	1137555	USD	(3,000,000,000.00)	(3,000,000,000.00)	20-Aug-24	27-Aug-24	27-Aug-26
	BOND/SELL USD/IBRD/Japanese Retail (Uridashi)/0926USD03.95	855362	USD	(9,863,000.00)	(9,863,000.00)	20-Sep-23	28-Sep-23	29-Sep-26
	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0826USDSTR06	757382	USD	(92,676,000.00)	(92,676,000.00)	7-Jun-23	15-Jun-23	11-Aug-26
	BOND/SELL USD/IBRD/PV BM/0926USDFRN	527441	USD	(1,500,000,000.00)	(1,500,000,000.00)	14-Sep-22	23-Sep-22	23-Sep-26
	BOND/SELL USD/IBRD/PV BM/0926USDFRN	736848	USD	(700,000,000.00)	(700,000,000.00)	16-May-23	24-May-23	23-Sep-26
	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0926USDSTR02	6212	USD	(1,030,000.00)	(1,030,000.00)	23-Sep-16	30-Sep-16	30-Sep-26

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0826USDSTR	4881	USD	(114,484,000.00)	(114,484,000.00)	8-Jul-16	11-Aug-16	11-Aug-26
Sub-total Maturing Borrowings				(8,155,481,000.00)	(8,155,481,000.00)

Total Maturing Borrowings				(380,638,345,000.00)	(10,782,979,555.88)

Early Retirements
Euro
	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0938EURSTR	1771415	EUR	(25,000,000.00)	(28,701,250.00)	27-Aug-26	21-Sep-26	19-Sep-38
	BOND/BUY EUR/IBRD/Callable MTN Core (Non- Retail)/0735EURSTR04	1678118	EUR	(25,000,000.00)	(28,650,000.00)	25-Jun-26	16-Jul-26	16-Jul-35
	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0938EURSTR	1765430	EUR	(50,000,000.00)	(57,402,500.00)	27-Aug-26	21-Sep-26	19-Sep-38
Sub-total Early Retirements				(100,000,000.00)	(114,753,750.00)

Mexican Peso
	BOND/BUY MXN/IBRD/PV MTN Non-Core (Non- Retail)/0929MXN05.21	1708963	MXN	(30,000,000.00)	(1,741,002.64)	29-Jul-26	5-Aug-26	12-Sep-29
Sub-total Early Retirements				(30,000,000.00)	(1,741,002.64)

United States Dollars
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0429USDSTR06	1682125	USD	(550,000,000.00)	(550,000,000.00)	2-Jul-26	24-Jul-26	24-Apr-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0729USDSTR01	1689401	USD	(300,000,000.00)	(300,000,000.00)	10-Jul-26	30-Jul-26	30-Jul-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0834USDSTR04	1690002	USD	(50,000,000.00)	(50,000,000.00)	13-Jul-26	3-Aug-26	2-Aug-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0834USDSTR05	1691155	USD	(14,200,000.00)	(14,200,000.00)	15-Jul-26	5-Aug-26	5-Aug-34
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0229USDSTR01	1676780	USD	(30,000,000.00)	(30,000,000.00)	24-Jun-26	16-Jul-26	16-Feb-29
	BOND/BUY USD/IBRD/Callable MTN Core (Non- Retail)/0229USDSTR03	1710193	USD	(50,000,000.00)	(50,000,000.00)	31-Jul-26	21-Aug-26	21-Feb-29
Sub-total Early Retirements				(994,200,000.00)	(994,200,000.00)

Total Early Retirements				(1,124,200,000.00)	(1,110,694,752.64)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term July 01 2026 through September 30 2026

Borrowing Type	Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1697737	USD	50,000,000.00	50,000,000.00	21-Jul-26	21-Jul-26	27-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260730 WB	1681685	USD	50,000,000.00	50,000,000.00	1-Jul-26	1-Jul-26	30-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260820 WB	1713420	USD	50,000,000.00	50,000,000.00	7-Aug-26	7-Aug-26	20-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260720 WB	1690582	USD	100,000,000.00	100,000,000.00	14-Jul-26	14-Jul-26	20-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1681680	USD	100,000,000.00	100,000,000.00	1-Jul-26	1-Jul-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1681682	USD	100,000,000.00	100,000,000.00	1-Jul-26	1-Jul-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1682116	USD	3,000,000.00	3,000,000.00	2-Jul-26	6-Jul-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1707204	USD	50,000,000.00	50,000,000.00	27-Jul-26	28-Jul-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1707205	USD	50,000,000.00	50,000,000.00	27-Jul-26	27-Jul-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1709472	USD	300,000,000.00	300,000,000.00	30-Jul-26	30-Jul-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1710200	USD	100,000,000.00	100,000,000.00	31-Jul-26	31-Jul-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1710201	USD	50,000,000.00	50,000,000.00	31-Jul-26	31-Jul-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260807 WB	1690583	USD	25,000,000.00	25,000,000.00	14-Jul-26	15-Jul-26	7-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260807 WB	1712434	USD	50,000,000.00	50,000,000.00	5-Aug-26	5-Aug-26	7-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260807 WB	1712435	USD	50,000,000.00	50,000,000.00	5-Aug-26	5-Aug-26	7-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260810 WB	1710198	USD	100,000,000.00	100,000,000.00	31-Jul-26	31-Jul-26	10-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260810 WB	1710199	USD	50,000,000.00	50,000,000.00	31-Jul-26	31-Jul-26	10-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260810 WB	1710206	USD	200,000,000.00	200,000,000.00	31-Jul-26	31-Jul-26	10-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1710197	USD	150,000,000.00	150,000,000.00	31-Jul-26	31-Jul-26	14-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1710208	USD	10,000,000.00	10,000,000.00	31-Jul-26	3-Aug-26	14-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260713 WB	1682997	USD	100,000,000.00	100,000,000.00	6-Jul-26	8-Jul-26	13-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260713 WB	1687554	USD	100,000,000.00	100,000,000.00	7-Jul-26	7-Jul-26	13-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260819 WB	1697738	USD	250,000,000.00	250,000,000.00	21-Jul-26	21-Jul-26	19-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1697736	USD	50,000,000.00	50,000,000.00	21-Jul-26	21-Jul-26	27-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1708961	USD	20,000,000.00	20,000,000.00	29-Jul-26	29-Jul-26	30-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1710202	USD	30,000,000.00	30,000,000.00	31-Jul-26	3-Aug-26	30-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1711318	USD	50,000,000.00	50,000,000.00	4-Aug-26	4-Aug-26	30-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1720876	USD	30,000,000.00	30,000,000.00	17-Aug-26	18-Aug-26	30-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1681686	USD	100,000,000.00	100,000,000.00	1-Jul-26	1-Jul-26	30-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260904 WB	1711315	USD	35,000,000.00	35,000,000.00	4-Aug-26	5-Aug-26	4-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260904 WB	1765415	USD	300,000,000.00	300,000,000.00	27-Aug-26	27-Aug-26	4-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260915 WB	1691151	USD	15,000,000.00	15,000,000.00	15-Jul-26	15-Jul-26	15-Sep-26

DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1682998	USD	100,000,000.00	100,000,000.00	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683000	USD	15,000,000.00	15,000,000.00	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683001	USD	15,000,000.00	15,000,000.00	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683002	USD	15,000,000.00	15,000,000.00	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683003	USD	15,000,000.00	15,000,000.00	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683007	USD	100,000,000.00	100,000,000.00	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1691722	USD	15,000,000.00	15,000,000.00	16-Jul-26	16-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1691723	USD	15,000,000.00	15,000,000.00	16-Jul-26	16-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1691724	USD	15,000,000.00	15,000,000.00	16-Jul-26	16-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260922 WB	1683005	USD	15,000,000.00	15,000,000.00	6-Jul-26	6-Jul-26	22-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1691725	USD	15,000,000.00	15,000,000.00	16-Jul-26	16-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1697163	USD	15,000,000.00	15,000,000.00	20-Jul-26	20-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1697164	USD	15,000,000.00	15,000,000.00	20-Jul-26	20-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1697165	USD	15,000,000.00	15,000,000.00	20-Jul-26	20-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1765414	USD	200,000,000.00	200,000,000.00	27-Aug-26	27-Aug-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260911 WB	1682114	USD	50,000,000.00	50,000,000.00	2-Jul-26	2-Jul-26	11-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260911 WB	1762523	USD	50,000,000.00	50,000,000.00	26-Aug-26	26-Aug-26	11-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260914 WB	1682999	USD	100,000,000.00	100,000,000.00	6-Jul-26	7-Jul-26	14-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260914 WB	1762524	USD	50,000,000.00	50,000,000.00	26-Aug-26	26-Aug-26	14-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260916 WB	1709474	USD	49,508,000.00	49,508,000.00	30-Jul-26	30-Jul-26	16-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1699290	USD	40,000,000.00	40,000,000.00	23-Jul-26	23-Jul-26	9-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1765417	USD	150,000,000.00	150,000,000.00	27-Aug-26	31-Aug-26	9-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260824 WB	1718858	USD	32,140,000.00	32,140,000.00	12-Aug-26	12-Aug-26	24-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1711316	USD	80,000,000.00	80,000,000.00	4-Aug-26	4-Aug-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1719666	USD	40,000,000.00	40,000,000.00	13-Aug-26	17-Aug-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1720871	USD	200,000,000.00	200,000,000.00	17-Aug-26	17-Aug-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1720872	USD	100,000,000.00	100,000,000.00	17-Aug-26	17-Aug-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260928 WB	1829896	USD	50,000,000.00	50,000,000.00	23-Sep-26	23-Sep-26	28-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260910 WB	1699288	USD	50,000,000.00	50,000,000.00	23-Jul-26	30-Jul-26	10-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260831 WB	1707209	USD	25,000,000.00	25,000,000.00	27-Jul-26	27-Jul-26	31-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260831 WB	1720870	USD	200,000,000.00	200,000,000.00	17-Aug-26	17-Aug-26	31-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260820 WB	1691150	USD	15,000,000.00	15,000,000.00	15-Jul-26	15-Jul-26	20-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260805 WB	1691149	USD	100,000,000.00	100,000,000.00	15-Jul-26	16-Jul-26	5-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260810 WB	1709476	USD	50,000,000.00	50,000,000.00	30-Jul-26	30-Jul-26	10-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260818 WB	1682117	USD	60,993,000.00	60,993,000.00	2-Jul-26	2-Jul-26	18-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260922 WB	1683004	USD	15,000,000.00	15,000,000.00	6-Jul-26	6-Jul-26	22-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260917 WB	1687557	USD	60,000,000.00	60,000,000.00	7-Jul-26	13-Jul-26	17-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260914 WB	1682115	USD	4,500,000.00	4,500,000.00	2-Jul-26	6-Jul-26	14-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260903 WB	1707206	USD	61,940,000.00	61,940,000.00	27-Jul-26	27-Jul-26	3-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260921 WB	1710203	USD	50,000,000.00	50,000,000.00	31-Jul-26	31-Jul-26	21-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260824 WB	1697739	USD	250,000,000.00	250,000,000.00	21-Jul-26	21-Jul-26	24-Aug-26

DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260924 WB	1699289	USD	25,000,000.00	25,000,000.00	23-Jul-26	30-Jul-26	24-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260910 WB	1690586	USD	200,000,000.00	200,000,000.00	14-Jul-26	14-Jul-26	10-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260831 WB	1699287	USD	75,000,000.00	75,000,000.00	23-Jul-26	30-Jul-26	31-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270104 WB	1687556	USD	100,000,000.00	100,000,000.00	7-Jul-26	7-Jul-26	4-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261123 WB	1687561	USD	100,000,000.00	100,000,000.00	7-Jul-26	8-Jul-26	23-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270125 WB	1709477	USD	100,000,000.00	100,000,000.00	30-Jul-26	30-Jul-26	25-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270127 WB	1710204	USD	100,000,000.00	100,000,000.00	31-Jul-26	31-Jul-26	27-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261130 WB	1765416	USD	100,000,000.00	100,000,000.00	27-Aug-26	27-Aug-26	30-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270111 WB	1794220	USD	100,000,000.00	100,000,000.00	10-Sep-26	10-Sep-26	11-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261113 WB	1688191	USD	100,000,000.00	100,000,000.00	8-Jul-26	8-Jul-26	13-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270326 WB	1771366	USD	100,000,000.00	100,000,000.00	31-Aug-26	31-Aug-26	26-Mar-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261211 WB	1688818	USD	100,000,000.00	100,000,000.00	9-Jul-26	9-Jul-26	11-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261211 WB	1800335	USD	100,000,000.00	100,000,000.00	14-Sep-26	15-Sep-26	11-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261202 WB	1808922	USD	100,000,000.00	100,000,000.00	16-Sep-26	16-Sep-26	2-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261110 WB	1808925	USD	100,000,000.00	100,000,000.00	16-Sep-26	16-Sep-26	10-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270125 WB	1714268	USD	100,000,000.00	100,000,000.00	11-Aug-26	11-Aug-26	25-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261204 WB	1714269	USD	100,000,000.00	100,000,000.00	11-Aug-26	11-Aug-26	4-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261125 WB	1826624	USD	100,000,000.00	100,000,000.00	22-Sep-26	23-Sep-26	25-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261026 WB	1826631	USD	100,000,000.00	100,000,000.00	22-Sep-26	23-Sep-26	26-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261125 WB	1826632	USD	100,000,000.00	100,000,000.00	22-Sep-26	23-Sep-26	25-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261116 WB	1833397	USD	100,000,000.00	100,000,000.00	24-Sep-26	24-Sep-26	16-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261123 WB	1689999	USD	100,000,000.00	100,000,000.00	13-Jul-26	13-Jul-26	23-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261120 WB	1833409	USD	100,000,000.00	100,000,000.00	24-Sep-26	25-Sep-26	20-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261130 WB	1719662	USD	100,000,000.00	100,000,000.00	13-Aug-26	13-Aug-26	30-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261130 WB	1719663	USD	100,000,000.00	100,000,000.00	13-Aug-26	13-Aug-26	30-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261023 WB	1719668	USD	100,000,000.00	100,000,000.00	13-Aug-26	13-Aug-26	23-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261023 WB	1719670	USD	100,000,000.00	100,000,000.00	13-Aug-26	13-Aug-26	23-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270226 WB	1698507	USD	100,000,000.00	100,000,000.00	22-Jul-26	22-Jul-26	26-Feb-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261005 WB	1840873	USD	100,000,000.00	100,000,000.00	28-Sep-26	28-Sep-26	5-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270104 WB	1681679	USD	100,000,000.00	100,000,000.00	1-Jul-26	1-Jul-26	4-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261204 WB	1681681	USD	100,000,000.00	100,000,000.00	1-Jul-26	1-Jul-26	4-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270226 WB	1681684	USD	100,000,000.00	100,000,000.00	1-Jul-26	1-Jul-26	26-Feb-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261202 WB	1707207	USD	100,000,000.00	100,000,000.00	27-Jul-26	28-Jul-26	2-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270127 WB	1707817	USD	100,000,000.00	100,000,000.00	28-Jul-26	28-Jul-26	27-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261102 WB	1762531	USD	100,000,000.00	100,000,000.00	26-Aug-26	26-Aug-26	2-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261125 WB	1762532	USD	100,000,000.00	100,000,000.00	26-Aug-26	26-Aug-26	25-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261125 WB	1762533	USD	100,000,000.00	100,000,000.00	26-Aug-26	27-Aug-26	25-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270226 WB	1762535	USD	100,000,000.00	100,000,000.00	26-Aug-26	27-Aug-26	26-Feb-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261223 WB	1849159	USD	89,000,000.00	89,000,000.00	30-Sep-26	30-Sep-26	23-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDDN 12/08/26	1813979	USD	25,000,000.00	25,000,000.00	17-Sep-26	17-Sep-26	8-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDDN 02/01/27	1833408	USD	19,245,000.00	19,245,000.00	24-Sep-26	25-Sep-26	1-Feb-27

DIN/SELL USD/IBRD/NULL/IBRDDN 12/21/26	1833410	USD	271,000,000.00	271,000,000.00	24-Sep-26	24-Sep-26	21-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDDN 12/24/26	1765426	USD	50,000,000.00	50,000,000.00	27-Aug-26	27-Aug-26	24-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDDN 01/14/27	1794222	USD	50,000,000.00	50,000,000.00	10-Sep-26	10-Sep-26	14-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDDN 01/15/27	1829898	USD	40,000,000.00	40,000,000.00	23-Sep-26	24-Sep-26	15-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260929 WB	1707814	USD	20,000,000.00	20,000,000.00	28-Jul-26	28-Jul-26	29-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260929 WB	1682118	USD	25,000,000.00	25,000,000.00	2-Jul-26	2-Jul-26	29-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260929 WB	1691726	USD	40,000,000.00	40,000,000.00	16-Jul-26	21-Jul-26	29-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261109 WB	1708960	USD	25,000,000.00	25,000,000.00	29-Jul-26	30-Jul-26	9-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261013 WB	1708962	USD	8,696,000.00	8,696,000.00	29-Jul-26	29-Jul-26	13-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261026 WB	1709473	USD	50,000,000.00	50,000,000.00	30-Jul-26	30-Jul-26	26-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261006 WB	1682119	USD	8,797,000.00	8,797,000.00	2-Jul-26	6-Jul-26	6-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261015 WB	1687560	USD	300,000,000.00	300,000,000.00	7-Jul-26	7-Jul-26	15-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261102 WB	1710194	USD	15,000,000.00	15,000,000.00	31-Jul-26	31-Jul-26	2-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261102 WB	1710195	USD	15,000,000.00	15,000,000.00	31-Jul-26	31-Jul-26	2-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261102 WB	1710196	USD	15,000,000.00	15,000,000.00	31-Jul-26	31-Jul-26	2-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261102 WB	1765411	USD	15,000,000.00	15,000,000.00	27-Aug-26	27-Aug-26	2-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261102 WB	1765412	USD	15,000,000.00	15,000,000.00	27-Aug-26	27-Aug-26	2-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDDN 12/01/26	1765413	USD	15,000,000.00	15,000,000.00	27-Aug-26	27-Aug-26	1-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261112 WB	1765419	USD	25,000,000.00	25,000,000.00	27-Aug-26	27-Aug-26	12-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261120 WB	1765420	USD	50,000,000.00	50,000,000.00	27-Aug-26	31-Aug-26	20-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261109 WB	1794219	USD	20,000,000.00	20,000,000.00	10-Sep-26	10-Sep-26	9-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270129 WB	1794226	USD	50,000,000.00	50,000,000.00	10-Sep-26	10-Sep-26	29-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261112 WB	1765421	USD	25,000,000.00	25,000,000.00	27-Aug-26	31-Aug-26	12-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDDN 12/17/26	1765423	USD	50,000,000.00	50,000,000.00	27-Aug-26	27-Aug-26	17-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261202 WB	1765424	USD	50,000,000.00	50,000,000.00	27-Aug-26	27-Aug-26	2-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDDN 12/01/26	1765429	USD	15,000,000.00	15,000,000.00	27-Aug-26	27-Aug-26	1-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261222 WB	1771342	USD	15,000,000.00	15,000,000.00	31-Aug-26	31-Aug-26	22-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261222 WB	1771344	USD	15,000,000.00	15,000,000.00	31-Aug-26	31-Aug-26	22-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261222 WB	1771346	USD	15,000,000.00	15,000,000.00	31-Aug-26	31-Aug-26	22-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261028 WB	1771347	USD	10,000,000.00	10,000,000.00	31-Aug-26	1-Sep-26	28-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261028 WB	1771369	USD	122,152,000.00	122,152,000.00	31-Aug-26	31-Aug-26	28-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDDN 12/17/26	1771373	USD	45,000,000.00	45,000,000.00	31-Aug-26	31-Aug-26	17-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261015 WB	1771375	USD	10,000,000.00	10,000,000.00	31-Aug-26	31-Aug-26	15-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261110 WB	1771377	USD	20,000,000.00	20,000,000.00	31-Aug-26	31-Aug-26	10-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261005 WB	1710768	USD	5,000,000.00	5,000,000.00	3-Aug-26	6-Aug-26	5-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261124 WB	1712436	USD	25,288,000.00	25,288,000.00	5-Aug-26	6-Aug-26	24-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261215 WB	1712438	USD	25,346,000.00	25,346,000.00	5-Aug-26	6-Aug-26	15-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261222 WB	1712439	USD	25,366,000.00	25,366,000.00	5-Aug-26	6-Aug-26	22-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270111 WB	1800332	USD	50,000,000.00	50,000,000.00	14-Sep-26	14-Sep-26	11-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261112 WB	1808923	USD	30,000,000.00	30,000,000.00	16-Sep-26	17-Sep-26	12-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261211 WB	1813980	USD	30,000,000.00	30,000,000.00	17-Sep-26	17-Sep-26	11-Dec-26

DIN/SELL USD/IBRD/NULL/IBRDDN 12/30/26	1826613	USD	200,000,000.00	200,000,000.00	22-Sep-26	23-Sep-26	30-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261222 WB	1826617	USD	15,000,000.00	15,000,000.00	22-Sep-26	22-Sep-26	22-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261222 WB	1826618	USD	15,000,000.00	15,000,000.00	22-Sep-26	22-Sep-26	22-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261222 WB	1826619	USD	15,000,000.00	15,000,000.00	22-Sep-26	22-Sep-26	22-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270104 WB	1826621	USD	15,000,000.00	15,000,000.00	22-Sep-26	22-Sep-26	4-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270104 WB	1826623	USD	15,000,000.00	15,000,000.00	22-Sep-26	22-Sep-26	4-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDDN 12/01/26	1826625	USD	50,000,000.00	50,000,000.00	22-Sep-26	22-Sep-26	1-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261102 WB	1826626	USD	108,752,000.00	108,752,000.00	22-Sep-26	22-Sep-26	2-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261120 WB	1826627	USD	50,000,000.00	50,000,000.00	22-Sep-26	22-Sep-26	20-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDDN 12/01/26	1826636	USD	4,000,000.00	4,000,000.00	22-Sep-26	25-Sep-26	1-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261215 WB	1826639	USD	50,000,000.00	50,000,000.00	22-Sep-26	22-Sep-26	15-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261026 WB	1718855	USD	1,500,000.00	1,500,000.00	12-Aug-26	13-Aug-26	26-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDDN 12/30/26	1826650	USD	75,000,000.00	75,000,000.00	22-Sep-26	23-Sep-26	30-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261130 WB	1829890	USD	200,000,000.00	200,000,000.00	23-Sep-26	23-Sep-26	30-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261106 WB	1829891	USD	95,400,000.00	95,400,000.00	23-Sep-26	23-Sep-26	6-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261001 WB	1829897	USD	25,000,000.00	25,000,000.00	23-Sep-26	23-Sep-26	1-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261116 WB	1833396	USD	200,000,000.00	200,000,000.00	24-Sep-26	24-Sep-26	16-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDDN 02/19/27	1833398	USD	5,000,000.00	5,000,000.00	24-Sep-26	25-Sep-26	19-Feb-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261214 WB	1833399	USD	300,000,000.00	300,000,000.00	24-Sep-26	24-Sep-26	14-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261125 WB	1833401	USD	200,000,000.00	200,000,000.00	24-Sep-26	24-Sep-26	25-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261112 WB	1833411	USD	27,211,000.00	27,211,000.00	24-Sep-26	24-Sep-26	12-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261013 WB	1719665	USD	50,000,000.00	50,000,000.00	13-Aug-26	13-Aug-26	13-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261112 WB	1719667	USD	5,186,000.00	5,186,000.00	13-Aug-26	13-Aug-26	12-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261124 WB	1719669	USD	21,529,000.00	21,529,000.00	13-Aug-26	13-Aug-26	24-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261116 WB	1697168	USD	7,000,000.00	7,000,000.00	20-Jul-26	21-Jul-26	16-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261222 WB	1698506	USD	5,500,000.00	5,500,000.00	22-Jul-26	23-Jul-26	22-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261124 WB	1840869	USD	75,000,000.00	75,000,000.00	28-Sep-26	28-Sep-26	24-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261007 WB	1840875	USD	150,000,000.00	150,000,000.00	28-Sep-26	29-Sep-26	7-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261216 WB	1845556	USD	200,000,000.00	200,000,000.00	29-Sep-26	29-Sep-26	16-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261015 WB	1720873	USD	35,500,000.00	35,500,000.00	17-Aug-26	18-Aug-26	15-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261009 WB	1720874	USD	20,000,000.00	20,000,000.00	17-Aug-26	18-Aug-26	9-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261109 WB	1720875	USD	20,000,000.00	20,000,000.00	17-Aug-26	19-Aug-26	9-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261110 WB	1699285	USD	16,917,000.00	16,917,000.00	23-Jul-26	23-Jul-26	10-Nov-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261021 WB	1699286	USD	14,000,000.00	14,000,000.00	23-Jul-26	23-Jul-26	21-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261007 WB	1700406	USD	45,000,000.00	45,000,000.00	24-Jul-26	29-Jul-26	7-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20270111 WB	1681676	USD	50,000,000.00	50,000,000.00	1-Jul-26	1-Jul-26	11-Jan-27
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261006 WB	1681683	USD	83,328,000.00	83,328,000.00	1-Jul-26	2-Jul-26	6-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261216 WB	1681687	USD	200,000,000.00	200,000,000.00	1-Jul-26	2-Jul-26	16-Dec-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261026 WB	1707815	USD	15,000,000.00	15,000,000.00	28-Jul-26	28-Jul-26	26-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261008 WB	1707824	USD	40,000,000.00	40,000,000.00	28-Jul-26	28-Jul-26	8-Oct-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261008 WB	1707825	USD	20,000,000.00	20,000,000.00	28-Jul-26	31-Jul-26	8-Oct-26

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261109 WB	1762513	USD	50,000,000.00	50,000,000.00	26-Aug-26	26-Aug-26	9-Nov-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261030 WB	1762517	USD	50,000,000.00	50,000,000.00	26-Aug-26	26-Aug-26	30-Oct-26
	DIN/SELL USD/IBRD/NULL/IBRDDN 12/31/26	1762521	USD	15,000,000.00	15,000,000.00	26-Aug-26	26-Aug-26	31-Dec-26
	DIN/SELL USD/IBRD/NULL/IBRDDN 12/31/26	1762522	USD	15,000,000.00	15,000,000.00	26-Aug-26	26-Aug-26	31-Dec-26
	DIN/SELL USD/IBRD/NULL/IBRDDN 01/20/27	1762529	USD	25,000,000.00	25,000,000.00	26-Aug-26	26-Aug-26	20-Jan-27
	DIN/SELL USD/IBRD/NULL/IBRDDN 01/20/27	1762530	USD	25,000,000.00	25,000,000.00	26-Aug-26	26-Aug-26	20-Jan-27
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261124 WB	1762534	USD	12,700,000.00	12,700,000.00	26-Aug-26	26-Aug-26	24-Nov-26
	DIN/SELL USD/IBRD/NULL/IBRDDN 05/17/27	1771350	USD	200,000,000.00	200,000,000.00	31-Aug-26	31-Aug-26	17-May-27
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261104 WB	1711317	USD	50,000,000.00	50,000,000.00	4-Aug-26	4-Aug-26	4-Nov-26
	DIN/SELL USD/IBRD/NULL/IBRDDN 01/05/27	1833419	USD	3,000,000.00	3,000,000.00	24-Sep-26	28-Sep-26	5-Jan-27
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261019 WB	1688817	USD	50,000,000.00	50,000,000.00	9-Jul-26	9-Jul-26	19-Oct-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261203 WB	1712437	USD	25,312,000.00	25,312,000.00	5-Aug-26	6-Aug-26	3-Dec-26
	DIN/SELL USD/IBRD/NULL/IBRDDN 01/22/27	1765418	USD	50,000,000.00	50,000,000.00	27-Aug-26	27-Aug-26	22-Jan-27
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261218 WB	1707823	USD	15,000,000.00	15,000,000.00	28-Jul-26	28-Jul-26	18-Dec-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20261103 WB	1708959	USD	25,000,000.00	25,000,000.00	29-Jul-26	30-Jul-26	3-Nov-26
Sub-total New Borrowings				14,223,806,000.00	14,223,806,000.00

Total New Borrowings					14,223,806,000.00

Maturing Borrowings
United States Dollars
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260702 WB	1612255	USD	(4,000,000.00)	(4,000,000.00)	7-Apr-26	10-Apr-26	2-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260717 WB	1575269	USD	(100,000,000.00)	(100,000,000.00)	10-Feb-26	10-Feb-26	17-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1697737	USD	(50,000,000.00)	(50,000,000.00)	21-Jul-26	21-Jul-26	27-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260729 WB	1593711	USD	(50,000,000.00)	(50,000,000.00)	12-Mar-26	12-Mar-26	29-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260730 WB	1602804	USD	(50,000,000.00)	(50,000,000.00)	19-Mar-26	20-Mar-26	30-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260730 WB	1681685	USD	(50,000,000.00)	(50,000,000.00)	1-Jul-26	1-Jul-26	30-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260820 WB	1713420	USD	(50,000,000.00)	(50,000,000.00)	7-Aug-26	7-Aug-26	20-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260706 WB	1567309	USD	(100,000,000.00)	(100,000,000.00)	2-Feb-26	2-Feb-26	6-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1576592	USD	(50,000,000.00)	(50,000,000.00)	12-Feb-26	13-Feb-26	10-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260720 WB	1616598	USD	(30,000,000.00)	(30,000,000.00)	8-Apr-26	8-Apr-26	20-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260730 WB	1593720	USD	(50,000,000.00)	(50,000,000.00)	12-Mar-26	12-Mar-26	30-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1584990	USD	(100,000,000.00)	(100,000,000.00)	24-Feb-26	24-Feb-26	10-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260720 WB	1690582	USD	(100,000,000.00)	(100,000,000.00)	14-Jul-26	14-Jul-26	20-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1604124	USD	(100,000,000.00)	(100,000,000.00)	23-Mar-26	23-Mar-26	10-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1616603	USD	(10,000,000.00)	(10,000,000.00)	8-Apr-26	10-Apr-26	10-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260715 WB	1569159	USD	(50,000,000.00)	(50,000,000.00)	4-Feb-26	6-Feb-26	15-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260715 WB	1574710	USD	(200,000,000.00)	(200,000,000.00)	9-Feb-26	10-Feb-26	15-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1586205	USD	(50,000,000.00)	(50,000,000.00)	26-Feb-26	27-Feb-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1637888	USD	(15,000,000.00)	(15,000,000.00)	4-May-26	4-May-26	3-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1637890	USD	(15,000,000.00)	(15,000,000.00)	4-May-26	4-May-26	3-Aug-26

DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1664360	USD	(35,000,000.00)	(35,000,000.00)	9-Jun-26	9-Jun-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1681680	USD	(100,000,000.00)	(100,000,000.00)	1-Jul-26	1-Jul-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1681682	USD	(100,000,000.00)	(100,000,000.00)	1-Jul-26	1-Jul-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1682116	USD	(3,000,000.00)	(3,000,000.00)	2-Jul-26	6-Jul-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1707204	USD	(50,000,000.00)	(50,000,000.00)	27-Jul-26	28-Jul-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1707205	USD	(50,000,000.00)	(50,000,000.00)	27-Jul-26	27-Jul-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1709472	USD	(300,000,000.00)	(300,000,000.00)	30-Jul-26	30-Jul-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1710200	USD	(100,000,000.00)	(100,000,000.00)	31-Jul-26	31-Jul-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1710201	USD	(50,000,000.00)	(50,000,000.00)	31-Jul-26	31-Jul-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260807 WB	1690583	USD	(25,000,000.00)	(25,000,000.00)	14-Jul-26	15-Jul-26	7-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260807 WB	1712434	USD	(50,000,000.00)	(50,000,000.00)	5-Aug-26	5-Aug-26	7-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260807 WB	1712435	USD	(50,000,000.00)	(50,000,000.00)	5-Aug-26	5-Aug-26	7-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260810 WB	1710198	USD	(100,000,000.00)	(100,000,000.00)	31-Jul-26	31-Jul-26	10-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260810 WB	1710199	USD	(50,000,000.00)	(50,000,000.00)	31-Jul-26	31-Jul-26	10-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260810 WB	1710206	USD	(200,000,000.00)	(200,000,000.00)	31-Jul-26	31-Jul-26	10-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1539631	USD	(3,360,000.00)	(3,360,000.00)	18-Dec-25	22-Dec-25	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1564089	USD	(100,000,000.00)	(100,000,000.00)	27-Jan-26	28-Jan-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1575985	USD	(2,900,000.00)	(2,900,000.00)	11-Feb-26	13-Feb-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1601463	USD	(52,028,000.00)	(52,028,000.00)	17-Mar-26	18-Mar-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1602175	USD	(2,800,000.00)	(2,800,000.00)	18-Mar-26	20-Mar-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1604603	USD	(5,930,000.00)	(5,930,000.00)	24-Mar-26	26-Mar-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1605759	USD	(25,000,000.00)	(25,000,000.00)	25-Mar-26	25-Mar-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1626294	USD	(57,767,000.00)	(57,767,000.00)	20-Apr-26	22-Apr-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1641990	USD	(78,989,000.00)	(78,989,000.00)	11-May-26	13-May-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1678126	USD	(300,000,000.00)	(300,000,000.00)	25-Jun-26	25-Jun-26	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1583716	USD	(100,000,000.00)	(100,000,000.00)	20-Feb-26	20-Feb-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1584989	USD	(100,000,000.00)	(100,000,000.00)	24-Feb-26	25-Feb-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1608495	USD	(50,000,000.00)	(50,000,000.00)	31-Mar-26	31-Mar-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1641987	USD	(15,000,000.00)	(15,000,000.00)	11-May-26	11-May-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1641988	USD	(15,000,000.00)	(15,000,000.00)	11-May-26	11-May-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1641989	USD	(15,000,000.00)	(15,000,000.00)	11-May-26	11-May-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1710197	USD	(150,000,000.00)	(150,000,000.00)	31-Jul-26	31-Jul-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1710208	USD	(10,000,000.00)	(10,000,000.00)	31-Jul-26	3-Aug-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260713 WB	1682997	USD	(100,000,000.00)	(100,000,000.00)	6-Jul-26	8-Jul-26	13-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260713 WB	1687554	USD	(100,000,000.00)	(100,000,000.00)	7-Jul-26	7-Jul-26	13-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260716 WB	1657769	USD	(25,000,000.00)	(25,000,000.00)	2-Jun-26	2-Jun-26	16-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260819 WB	1658729	USD	(20,000,000.00)	(20,000,000.00)	4-Jun-26	10-Jun-26	19-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260819 WB	1697738	USD	(250,000,000.00)	(250,000,000.00)	21-Jul-26	21-Jul-26	19-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1555729	USD	(100,000,000.00)	(100,000,000.00)	16-Jan-26	16-Jan-26	24-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1596643	USD	(100,000,000.00)	(100,000,000.00)	16-Mar-26	17-Mar-26	24-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1601460	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-26	18-Mar-26	24-Jul-26

DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1604584	USD	(140,000,000.00)	(140,000,000.00)	24-Mar-26	24-Mar-26	24-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1601457	USD	(50,000,000.00)	(50,000,000.00)	17-Mar-26	17-Mar-26	27-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1607054	USD	(50,000,000.00)	(50,000,000.00)	27-Mar-26	27-Mar-26	27-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1697736	USD	(50,000,000.00)	(50,000,000.00)	21-Jul-26	21-Jul-26	27-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1708961	USD	(20,000,000.00)	(20,000,000.00)	29-Jul-26	29-Jul-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1710202	USD	(30,000,000.00)	(30,000,000.00)	31-Jul-26	3-Aug-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1607053	USD	(50,000,000.00)	(50,000,000.00)	27-Mar-26	27-Mar-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1711318	USD	(50,000,000.00)	(50,000,000.00)	4-Aug-26	4-Aug-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1678122	USD	(15,000,000.00)	(15,000,000.00)	25-Jun-26	25-Jun-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1678123	USD	(15,000,000.00)	(15,000,000.00)	25-Jun-26	25-Jun-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1678125	USD	(15,000,000.00)	(15,000,000.00)	25-Jun-26	25-Jun-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1720876	USD	(30,000,000.00)	(30,000,000.00)	17-Aug-26	18-Aug-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1681686	USD	(100,000,000.00)	(100,000,000.00)	1-Jul-26	1-Jul-26	30-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260904 WB	1711315	USD	(35,000,000.00)	(35,000,000.00)	4-Aug-26	5-Aug-26	4-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260904 WB	1765415	USD	(300,000,000.00)	(300,000,000.00)	27-Aug-26	27-Aug-26	4-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260915 WB	1691151	USD	(15,000,000.00)	(15,000,000.00)	15-Jul-26	15-Jul-26	15-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1682998	USD	(100,000,000.00)	(100,000,000.00)	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683000	USD	(15,000,000.00)	(15,000,000.00)	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683001	USD	(15,000,000.00)	(15,000,000.00)	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683002	USD	(15,000,000.00)	(15,000,000.00)	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683003	USD	(15,000,000.00)	(15,000,000.00)	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1683007	USD	(100,000,000.00)	(100,000,000.00)	6-Jul-26	6-Jul-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260826 WB	1593716	USD	(100,000,000.00)	(100,000,000.00)	12-Mar-26	12-Mar-26	26-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1658732	USD	(5,000,000.00)	(5,000,000.00)	4-Jun-26	8-Jun-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1691722	USD	(15,000,000.00)	(15,000,000.00)	16-Jul-26	16-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1691723	USD	(15,000,000.00)	(15,000,000.00)	16-Jul-26	16-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1691724	USD	(15,000,000.00)	(15,000,000.00)	16-Jul-26	16-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260911 WB	1607056	USD	(100,000,000.00)	(100,000,000.00)	27-Mar-26	27-Mar-26	11-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260922 WB	1683005	USD	(15,000,000.00)	(15,000,000.00)	6-Jul-26	6-Jul-26	22-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260821 WB	1583712	USD	(50,000,000.00)	(50,000,000.00)	20-Feb-26	20-Feb-26	21-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1691725	USD	(15,000,000.00)	(15,000,000.00)	16-Jul-26	16-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1697163	USD	(15,000,000.00)	(15,000,000.00)	20-Jul-26	20-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1697164	USD	(15,000,000.00)	(15,000,000.00)	20-Jul-26	20-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1697165	USD	(15,000,000.00)	(15,000,000.00)	20-Jul-26	20-Jul-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1765414	USD	(200,000,000.00)	(200,000,000.00)	27-Aug-26	27-Aug-26	1-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260911 WB	1682114	USD	(50,000,000.00)	(50,000,000.00)	2-Jul-26	2-Jul-26	11-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260911 WB	1762523	USD	(50,000,000.00)	(50,000,000.00)	26-Aug-26	26-Aug-26	11-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260928 WB	1604123	USD	(100,000,000.00)	(100,000,000.00)	23-Mar-26	23-Mar-26	28-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260902 WB	1607055	USD	(50,000,000.00)	(50,000,000.00)	27-Mar-26	27-Mar-26	2-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1584208	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-26	23-Feb-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260923 WB	1607052	USD	(50,000,000.00)	(50,000,000.00)	27-Mar-26	27-Mar-26	23-Sep-26

DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1590897	USD	(100,000,000.00)	(100,000,000.00)	6-Mar-26	6-Mar-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1601461	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-26	17-Mar-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1590898	USD	(100,000,000.00)	(100,000,000.00)	6-Mar-26	6-Mar-26	9-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260914 WB	1682999	USD	(100,000,000.00)	(100,000,000.00)	6-Jul-26	7-Jul-26	14-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260914 WB	1762524	USD	(50,000,000.00)	(50,000,000.00)	26-Aug-26	26-Aug-26	14-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1612250	USD	(100,000,000.00)	(100,000,000.00)	7-Apr-26	8-Apr-26	9-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260916 WB	1678119	USD	(50,000,000.00)	(50,000,000.00)	25-Jun-26	25-Jun-26	16-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260916 WB	1709474	USD	(49,508,000.00)	(49,508,000.00)	30-Jul-26	30-Jul-26	16-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1611842	USD	(50,000,000.00)	(50,000,000.00)	6-Apr-26	6-Apr-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1699290	USD	(40,000,000.00)	(40,000,000.00)	23-Jul-26	23-Jul-26	9-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1765417	USD	(150,000,000.00)	(150,000,000.00)	27-Aug-26	31-Aug-26	9-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260824 WB	1718858	USD	(32,140,000.00)	(32,140,000.00)	12-Aug-26	12-Aug-26	24-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1711316	USD	(80,000,000.00)	(80,000,000.00)	4-Aug-26	4-Aug-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1719666	USD	(40,000,000.00)	(40,000,000.00)	13-Aug-26	17-Aug-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1720871	USD	(200,000,000.00)	(200,000,000.00)	17-Aug-26	17-Aug-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1720872	USD	(100,000,000.00)	(100,000,000.00)	17-Aug-26	17-Aug-26	28-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1659158	USD	(39,000,000.00)	(39,000,000.00)	5-Jun-26	9-Jun-26	25-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260928 WB	1829896	USD	(50,000,000.00)	(50,000,000.00)	23-Sep-26	23-Sep-26	28-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260825 WB	1601459	USD	(100,000,000.00)	(100,000,000.00)	17-Mar-26	18-Mar-26	25-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260910 WB	1699288	USD	(50,000,000.00)	(50,000,000.00)	23-Jul-26	30-Jul-26	10-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260831 WB	1707209	USD	(25,000,000.00)	(25,000,000.00)	27-Jul-26	27-Jul-26	31-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260831 WB	1720870	USD	(200,000,000.00)	(200,000,000.00)	17-Aug-26	17-Aug-26	31-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260904 WB	1664355	USD	(5,000,000.00)	(5,000,000.00)	9-Jun-26	12-Jun-26	4-Sep-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260717 WB	1573718	USD	(100,000,000.00)	(100,000,000.00)	6-Feb-26	6-Feb-26	17-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260729 WB	1563403	USD	(50,000,000.00)	(50,000,000.00)	26-Jan-26	30-Jan-26	29-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260820 WB	1691150	USD	(15,000,000.00)	(15,000,000.00)	15-Jul-26	15-Jul-26	20-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260706 WB	1566627	USD	(100,000,000.00)	(100,000,000.00)	30-Jan-26	2-Feb-26	6-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260710 WB	1554551	USD	(100,000,000.00)	(100,000,000.00)	14-Jan-26	14-Jan-26	10-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260720 WB	1601458	USD	(50,000,000.00)	(50,000,000.00)	17-Mar-26	17-Mar-26	20-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260730 WB	1593719	USD	(50,000,000.00)	(50,000,000.00)	12-Mar-26	12-Mar-26	30-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260715 WB	1547079	USD	(200,000,000.00)	(200,000,000.00)	5-Jan-26	5-Jan-26	15-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260803 WB	1584988	USD	(100,000,000.00)	(100,000,000.00)	24-Feb-26	25-Feb-26	3-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260805 WB	1691149	USD	(100,000,000.00)	(100,000,000.00)	15-Jul-26	16-Jul-26	5-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260807 WB	1582481	USD	(50,000,000.00)	(50,000,000.00)	18-Feb-26	18-Feb-26	7-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260810 WB	1709476	USD	(50,000,000.00)	(50,000,000.00)	30-Jul-26	30-Jul-26	10-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260701 WB	1498040	USD	(100,000,000.00)	(100,000,000.00)	18-Nov-25	18-Nov-25	1-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260811 WB	1666453	USD	(20,000,000.00)	(20,000,000.00)	12-Jun-26	12-Jun-26	11-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260708 WB	1608504	USD	(25,000,000.00)	(25,000,000.00)	31-Mar-26	31-Mar-26	8-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260814 WB	1583711	USD	(50,000,000.00)	(50,000,000.00)	20-Feb-26	20-Feb-26	14-Aug-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260722 WB	1562568	USD	(50,000,000.00)	(50,000,000.00)	23-Jan-26	28-Jan-26	22-Jul-26
DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260709 WB	1632518	USD	(50,000,000.00)	(50,000,000.00)	23-Apr-26	24-Apr-26	9-Jul-26

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260713 WB	1666455	USD	(20,000,000.00)	(20,000,000.00)	12-Jun-26	12-Jun-26	13-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260817 WB	1617201	USD	(200,000,000.00)	(200,000,000.00)	9-Apr-26	9-Apr-26	17-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260818 WB	1682117	USD	(60,993,000.00)	(60,993,000.00)	2-Jul-26	2-Jul-26	18-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260716 WB	1632519	USD	(14,000,000.00)	(14,000,000.00)	23-Apr-26	24-Apr-26	16-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260819 WB	1588456	USD	(50,000,000.00)	(50,000,000.00)	2-Mar-26	2-Mar-26	19-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260724 WB	1552780	USD	(100,000,000.00)	(100,000,000.00)	9-Jan-26	9-Jan-26	24-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260702 WB	1585555	USD	(45,000,000.00)	(45,000,000.00)	25-Feb-26	25-Feb-26	2-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260714 WB	1616600	USD	(25,000,000.00)	(25,000,000.00)	8-Apr-26	9-Apr-26	14-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260727 WB	1560499	USD	(100,000,000.00)	(100,000,000.00)	20-Jan-26	21-Jan-26	27-Jul-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260930 WB	1594319	USD	(70,000,000.00)	(70,000,000.00)	13-Mar-26	13-Mar-26	30-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260826 WB	1584213	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-26	24-Feb-26	26-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260901 WB	1588467	USD	(100,000,000.00)	(100,000,000.00)	2-Mar-26	2-Mar-26	1-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260922 WB	1683004	USD	(15,000,000.00)	(15,000,000.00)	6-Jul-26	6-Jul-26	22-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260928 WB	1585556	USD	(100,000,000.00)	(100,000,000.00)	25-Feb-26	26-Feb-26	28-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260821 WB	1567313	USD	(5,000,000.00)	(5,000,000.00)	2-Feb-26	3-Feb-26	21-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260911 WB	1593712	USD	(100,000,000.00)	(100,000,000.00)	12-Mar-26	12-Mar-26	11-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260917 WB	1687557	USD	(60,000,000.00)	(60,000,000.00)	7-Jul-26	13-Jul-26	17-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260902 WB	1594318	USD	(85,000,000.00)	(85,000,000.00)	13-Mar-26	13-Mar-26	2-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260923 WB	1588455	USD	(50,000,000.00)	(50,000,000.00)	2-Mar-26	2-Mar-26	23-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260925 WB	1584207	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-26	23-Feb-26	25-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260827 WB	1658730	USD	(5,000,000.00)	(5,000,000.00)	4-Jun-26	8-Jun-26	27-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260909 WB	1590106	USD	(50,000,000.00)	(50,000,000.00)	5-Mar-26	5-Mar-26	9-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260914 WB	1682115	USD	(4,500,000.00)	(4,500,000.00)	2-Jul-26	6-Jul-26	14-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260916 WB	1590105	USD	(50,000,000.00)	(50,000,000.00)	5-Mar-26	6-Mar-26	16-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260828 WB	1586207	USD	(60,000,000.00)	(60,000,000.00)	26-Feb-26	26-Feb-26	28-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260903 WB	1707206	USD	(61,940,000.00)	(61,940,000.00)	27-Jul-26	27-Jul-26	3-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260921 WB	1710203	USD	(50,000,000.00)	(50,000,000.00)	31-Jul-26	31-Jul-26	21-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260824 WB	1697739	USD	(250,000,000.00)	(250,000,000.00)	21-Jul-26	21-Jul-26	24-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260825 WB	1590107	USD	(100,000,000.00)	(100,000,000.00)	5-Mar-26	5-Mar-26	25-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260924 WB	1699289	USD	(25,000,000.00)	(25,000,000.00)	23-Jul-26	30-Jul-26	24-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260910 WB	1690586	USD	(200,000,000.00)	(200,000,000.00)	14-Jul-26	14-Jul-26	10-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260915 WB	1584211	USD	(200,000,000.00)	(200,000,000.00)	23-Feb-26	24-Feb-26	15-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260831 WB	1699287	USD	(75,000,000.00)	(75,000,000.00)	23-Jul-26	30-Jul-26	31-Aug-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260904 WB	1658313	USD	(20,000,000.00)	(20,000,000.00)	3-Jun-26	5-Jun-26	4-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260929 WB	1707814	USD	(20,000,000.00)	(20,000,000.00)	28-Jul-26	28-Jul-26	29-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260929 WB	1682118	USD	(25,000,000.00)	(25,000,000.00)	2-Jul-26	2-Jul-26	29-Sep-26
	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20260929 WB	1691726	USD	(40,000,000.00)	(40,000,000.00)	16-Jul-26	21-Jul-26	29-Sep-26
Sub-total Maturing Borrowings				(12,272,855,000.00)	(12,272,855,000.00)

Total Maturing Borrowings					(12,272,855,000.00)